Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2022 ANNUAL RESULTS ANNOUNCEMENT

§ 1	IMPORTANT MESSAGE

I.

The Board of Directors and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited(the “Company” or “SPC”) as well as its Directors, Supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in the 2022 annual results announcement, and warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2022 annual report of the Company, and accept legal responsibility.

II.	Director(s) who has/have not attended in person the Board meeting for approving the 2022 Annual Report is/are:

Name of Director	Position	Reasons for Absence	Name of Proxy
Peng Kun	Non-Executive Director	Business Engagement	Wan Tao

III.

The financial statements for the year ended 31 December 2022 (the “Reporting Period”), prepared under the People’s Republic of China (“PRC” or “China”)’s Accounting Standards (“CAS”) as well as the International Financial Reporting Standards (“IFRS”), were audited by KPMG Huazhen LLP and KPMG, respectively, and both firms have issued unqualified opinions on the financial statements in their auditors’ reports.

IV.

Mr. Wan Tao, Chairman and the responsible person of the Company; Mr. Du Jun, Directors, Vice President and Chief Financial Officer in charge of the accounting work; and Ms. Yang Yating, person in charge of the Accounting Department (Accounting Chief) and General Manager of Finance Department hereby warrant the truthfulness, accuracy and completeness of the financial statements contained in the 2022 annual results announcement.

V.	Plan for Profit Distribution or Capital Reserve Capitalisation reviewed by the Board

In 2022, the net loss attributable to equity shareholders of the parent company amounted to RMB2,872,072 thousand under CAS (net loss of RMB2,846,156 thousand attributable to shareholders of the Company under IFRS). The Board did not recommend the distribution of profit for the year nor capital reserve capitalisation.

VI.	Declaration of Risks Involved in the Forward-looking Statements

Forward-looking statements such as future plans and development strategies contained in this report do not constitute any substantive commitments of the Company to investors. The Company has alerted investors on the relevant investment risks.

VII.	Was there any appropriation of funds by the controlling shareholder of the Company and its connected parties for non-operation purposes?

No.

VIII.	Did the Company provide any external guarantees in violation of the required decision-making procedures?

No.

IX.	Material Risk Warning

Potential risks are elaborated in this report. Please refer to “Management Discussion and Analysis” under Section 5 “Report of the Directors” for details of the potential risks arising from the future development of the Company.

X.	The annual results announcement is published in both Chinese and English. In the event of any discrepancy between the Chinese and English versions, the Chinese version shall prevail.

§ 2	CORPORATE INFORMATION

2.1	Corporate Information

Place of listing of A shares:	Shanghai Stock Exchange

Stock abbreviation of A shares:

Stock code of A shares:	600688

Place of listing of H shares:	The Stock Exchange of Hong Kong Limited

(“Hong Kong Stock Exchange”)

Stock abbreviation of H shares:	SHANGHAI PECHEM

Stock code of H shares:	00338

Registered address and business address:	No.48 Jinyi Road, Jinshan District,

Shanghai, PRC

Postal Code:	200540

Principal place of business in Hong Kong:	Room 605, Island Place Tower,

510 King’s Road, Hong Kong

Website of the Company:	www.spc.com.cn

E-mail address:	spc@spc.com.cn

2.2	Contact Persons and Contact Details

	Secretary to the Board	Securities Affairs Representative

Name	Liu Gang	Yu Guangxian
Address	No.48 Jinyi Road,	No.48 Jinyi Road,
	Jinshan District, Shanghai, PRC,	Jinshan District, Shanghai, PRC,
	Postal Code: 200540	Postal Code: 200540
Tel	8621-57943143	8621-57933728
Fax	8621-57940050	8621-57940050
E-mail	liugang@spc.com.cn	yuguangxian@spc.com.cn

2.3	Introduction of Main Business or Products during the Reporting Period

Located at Jinshanwei in the southwest of Shanghai, the Company and its subsidiaries (the “Group”) are a highly integrated petrochemical enterprises which mainly process crude oil into a broad range of petroleum products, intermediate petrochemicals, resins and plastics and synthetic fibres. The Group sells most of its products within the PRC domestic market and derives most of its revenues from customers in Eastern China, one of the fastest growing regions in the PRC.

The Group’s high-quality development is supported by the ever-increasing demand in the PRC for petrochemical products. Relying on the competitive advantage of its high degree of integration, the Group is optimizing its product structure, improving the quality and variety of its existing products, upgrading technology and increasing the capacity of its key upstream plants.

§ 3	ACCOUNTING DATA AND FINANCIAL INDICATORS

3.1	Major Accounting Data (Prepared under CAS)

			Unit: RMB’000

			Increase/decrease
			compared to the
			previous year
Major accounting data	2022	End of 2021	(%)	End of 2020
Revenue	82,518,315	89,280,415	-7.57	74,705,183
Total (loss)/profit	(3,599,570)	2,648,161	-235.93	573,816
Net (loss)/profit attributable to equity shareholders of the Company	(2,872,072)	2,000,506	-243.57	628,110
Net (loss)/profit attributable to equity shareholders of the Company excluding non-recurring items	(2,790,773)	1,908,105	-246.26	493,350
Net cash flow from operating activities	(7,337,499)	4,060,026	N/A	1,751,217

			Increase/decrease
			compared to the
	End of 2022	End of 2021	previous year (%)	End of 2020
Net assets attributable to equity shareholders of the Company	26,243,705	30,260,172	-13.27	29,218,033
Total assets	41,242,740	47,038,622	-12.32	44,749,173

3.2	Major Financial Indicators (Prepared under CAS)

			Increase/decrease
			compared to the
			previous year
Major financial indicators	2022	2021	(%)	2020
Basic (losses)/earnings per share (RMB/Share)	(0.265)	0.185	N/A	0.059
Diluted (losses)/earnings per share (RMB/Share)	(0.265)	0.185	N/A	0.059
Basic (losses)/earnings per share excluding non-recurring items (RMB/Share)	(0.258)	0.176	N/A	0.047
(Loss)/return on net assets (weighted average) (%)*	(10.163)	6.727	Decreased by 16.89 percentage points	2.127
(Loss)/return on net assets excluding non-recurring items (weighted average) (%)*	(9.875)	6.416	Decreased by 16.29 percentage points	1.709
Net cash flow per share generated from operating activities (RMB/Share)	(0.678)	0.375	N/A	0.162

			Increase/decrease
			compared to the
			previous year
	End of 2022	End of 2021	(%)	End of 2020
Net assets per share attributable to equity shareholders of the Company (RMB/Share)*	2.426	2.796	-13.23	2.699
Gearing ratio (%)	36.058	35.382	Increased by 0.68 percentage points	34.401

*	The above-mentioned net assets do not include non-controlling shareholders’ interests.

3.3	Non-recurring Items (Prepared under CAS)

			Unit: RMB’000
Non-recurring items	2022	2021	2020
(Losses)/gains on disposal of non-current assets	(26,767)	48,671	72,296
Government grants recognised through profit or loss (excluding government grants pursuant to the State’s unified standard sum and quota closely related to the corporate business)	43,055	45,944	71,296
Employee reduction expenses	(33,739)	(12,232)	(20,060)
(Losses)/gains from changes in fair value of financial assets and liabilities	(8,987)	8,987	(17,871)
Income from structured deposits	11,124	97,921	132,690
(Losses)/gains on disposal of derivative financial instruments	(18,864)	9,859	(912)
Discount loss of receivables	(3,148)	(4,685)	(9,513)
Gains from entrusted loans	2,704	–	–
Other non-operating income and expenses other than those mentioned above	(60,087)	(57,733)	(42,968)
Income tax effect amount	12,692	(44,887)	(51,339)
Effect on non-controlling interests (after tax)	718	556	1,141
Total	(81,299)	92,401	134,760

3.4	Financial Information Prepared under IFRS (for the past five years)

				Unit: RMB million
Year ended 31 December	2022	2021	2020	2019	2018
Net sales	72,654.6	75,888.8	61,560.9	88,055.7	95,613.5
(Loss)/profit before taxation	(3,573.7)	2,721.1	590.8	2,656.1	6,808.1
(Loss)/profit after taxation	(2,842.3)	2,076.6	656.4	2,227.2	5,336.2
(Loss)/profit attributable to equity shareholders of the Company	(2,846.2)	2,073.4	645.1	2,215.7	5,336.3
Basic (losses)/earnings per share (RMB/share)	(0.263)	0.192	0.060	0.205	0.493
Diluted (losses)/earnings per share (RMB/share)	(0.263)	0.192	0.060	0.205	0.493

Basic and diluted (losses)/earnings per share (RMB/share) (restated) *	N/A	N/A	N/A	N/A	N/A

As at 31 December	2022	2021	2020	2019	2018
Total equity attributable to equity shareholders of the Company	26,227.7	30,242.1	29,198.0	29,863.3	30,346.1
Total assets	41,136.7	46,920.6	44,619.1	45,494.1	44,385.9
Total liabilities	14,781.4	16,543.2	15,284.2	15,500.2	13,923.5

*	After the capital reserves capitalisation in December 2013, the total number of issued shares of the Company increased from 7.2 billion to 10.8 billion.

After the first exercise of the Company’s Share Option Incentive Scheme in August 2017, the total number of issued shares of the Company increased by 14,176,600 shares.

After the second exercise of the Company’s Share Option Incentive Scheme in January 2018, the total number of issued shares of the Company increased by 9,636,900 shares.

3.5	Major Quarterly Financial Data in 2022 (Prepared under CAS)

			Unit: RMB’000
	First Quarter		Third Quarter	Fourth Quarter
	(January to	Second Quarter	(July to	(October to
	March)	(April to June)	September)	December)
Operating income	26,006,070	19,894,285	11,878,206	24,739,754
Net profit/(loss) attributable to equity shareholders of the Company	213,510	(649,519)	(1,566,776)	(869,287)
Net profit/(loss) attributable to equity shareholders of the Company excluding non-recurring items	241,668	(644,222)	(1,529,113)	(859,106)
Net cash flow (used by)/generated from operating activities	(1,785,568)	(4,619,554)	1,670,792	(2,603,169)

§ 4	INFORMATION ON SHAREHOLDERS’ SHAREHOLDING AND CONTROL

4.1	Shareholding of the top ten shareholders as at the end of the Reporting Period

Shareholding of the top ten shareholders
		Increase/decrease	Number of		Number of	Pledged/
		of shareholding	shares held at		shares held	Marked/Frozen
		during the	the end of the	Percentage of	with selling
	Class of	Reporting Period	Reporting Period	shareholding	restrictions	Status	Number	Nature of
Full name of shareholder	shares	(Shares)	(Shares)	(%)	(Shares)	of shares	of Shares	shareholder
China Petroleum & Chemical Corporation	A Shares	0	5,459,455,000	50.44%	0	None	0	State-owned legal person
HKSCC (Nominees) Limited	H Shares	-1,324,000	3,452,515,030	31.90%	0	Unknown	–	Overseas legal person
HKSCC Limited	A Shares	-18,603,920	96,545,788	0.89%	0	None	0	Overseas legal person
Wang Lei	A Shares	-21,535,500	46,120,300	0.43%	0	None	0	Domestic natural person
GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	A Shares	-19,179,415	45,222,300	0.42%	0	None	0	Others
Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	A Shares	-1,690,831	43,531,469	0.40%	0	None	0	Others
Southern Fund – Agricultural Bank of China – Southern CSI Financial Asset Management Plan	A Shares	0	43,083,700	0.40%	0	None	0	Others
Yinhua Fund – Agricultural Bank of China – Yinhua CSI Financial Asset Management Plan	A Shares	-31,984	43,051,716	0.40%	0	None	0	Others
E Fund Fund – Agricultural Bank of China – E Fund CSI Financial Asset Management Plan	A Shares	-45,050	43,038,700	0.40%	0	None	0	Others
Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	A Shares	-855,769	42,675,700	0.39%	0	None	0	Others
Note on connected relationship or acting in concert of the above shareholders:	Among the above-mentioned shareholders, Sinopec Corp., a State-owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies.
Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee and
HKSCC Limited is the nominal holder of the company’s Shanghai-Hong Kong Stock Connect.
Apart from the above, the Company is not aware of any connected relationships among the other shareholders, or whether any other shareholder constitutes an act-in-concert party under the
		Administrative Measures on Acquisition of Listed Companies.

4.2.	The ownership and controlling relationship between the Company and the controlling shareholder and the de facto controller

*	Including 767,916,000 H shares in Sinopec Corp. held by Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of Sinopec Group, through HKSCC (Nominees) Limited.

4.3	Interests and short positions of the substantial shareholders of the Company in shares and underlying shares of the Company

As at 31 December 2022, so far as was known to the Directors or chief executive of the Company, the interests and short positions of the Company’s substantial shareholders (being those who are entitled to exercise or control the exercise of 5% or more of the voting power at any general meeting of the Company but excluding the Directors, chief executive and Supervisors) in the shares and underlying shares of the Company who are required to disclose their interests pursuant to Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the “SFO”) or as recorded in the register of interests required to be kept under section 336 of the SFO were as set out below:

Interests in ordinary shares of the Company

			Percentage	Percentage
			of total issued	of total issued
	Interests held or		shares of the	shares of the
	deemed as held		Company	relevant class
Name of shareholders	(shares)	Note	(%)	(%)	Capacity
China Petroleum & Chemical Corporation	5,459,455,000 A shares (L)	(1)	50.44	74.49	Beneficial owner
	Shares of legal person
The Bank of New York Mellon Corporation	205,747,637 H shares (L)	(2)	1.90	5.89	Interests of controlled
	182,599,000 H shares (S)		1.69	5.22	corporation
	23,145,637 H shares (P)		0.21	0.66
Corn Capital Company Ltd	211,008,000 H shares (L)	(3)	1.95	6.04	Interests of controlled
	200,020,000 H shares (S)		1.85	5.72	corporation
Hung Hin Fai	211,008,000 H shares (L)	(3)	1.95	6.04	Beneficial owner
	200,020,000 H shares (S)		1.85	5.72
Yardley Finance Limited	200,020,000 H shares (L)	(4)	1.85	5.72	Secured equity holders
Chan Kin Sun	200,020,000 H shares (L)	(4)	1.85	5.72	Interests of controlled corporation

(L): Long position; (S): Short position; (P): Lending Pool

Note:

(1)

Based on the information obtained by the Directors from the website of the Hong Kong Stock Exchange and as far as the Directors are aware, Sinopec Group directly and indirectly owned 67.84% of the issued share capital of Sinopec Corp. as at 31 December 2022. By virtue of such relationship, Sinopec Group is deemed to have an interest in the 5,459,455,000 A shares of the Company directly owned by Sinopec Corp.

(2)

All the 205,747,637 H shares (long position) and 182,599,000 H shares (short position) are deemed to be held by The Bank of New York Mellon Corporation, due to control of multiple companies (among which 182,599,000 H shares (short position) are held through physical settlement unlisted derivatives). Below are the companies indirectly or wholly owned by The Bank of New York Mellon Corporation:

(2.1)

All the 3,000 H shares (long position) are held by BNY MELLON, NATIONAL ASSOCIATION. Since BNY MELLON, NATIONAL ASSOCIATION is wholly owned by The Bank of New York Mellon Corporation, The Bank of New York Mellon Corporation is deemed to have an interest in the 3,000 H shares (long position) of the Company held by BNY MELLON, NATIONAL ASSOCIATION.

(2.2)

All the 205,744,637 H shares (long position) and 182,599,000 H shares (short position) are held by The Bank of New York Mellon. Since The Bank of New York Mellon is wholly owned by The Bank of New York Mellon Corporation, The Bank of New York Mellon Corporation is deemed to have an interest in the 205,744,637 H shares (long position) and 182,599,000 H shares (short position) of the Company held by The Bank of New York Mellon.

(3)

These shares were held by Corn Capital Company Limited. Hung Hin Fai held 100% interests in Corn Capital Company Limited. Pursuant to the SFO, Hung Hin Fai was deemed to be interested in the shares held by Corn Capital Company Limited.

(4)

These shares were held by Yardley Finance Limited. Chan Kin Sun held 100% interests in Yardley Finance Limited. Pursuant to the SFO, Chan Kin Sun was deemed to be interested in the shares held by Yardley Finance Limited.

Save as disclosed above, as at 31 December 2022, the Directors have not been notified by any person (other than the Directors, chief executive and Supervisors) who had interests or short positions in the shares and underlying shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register of interests required to be kept by the Company under section 336 of the SFO.

§ 5	REPORT OF THE DIRECTORS (MANAGEMENT DISCUSSION AND ANALYSIS)

(Unless otherwise specified, the financial information included in this “Management Discussion and Analysis” section was extracted from the financial statements prepared under IFRS.)

5.1	General – Review of the Company’s operations during the Reporting Period

In 2022, the change in domestic and international situations surpassed expectations, the momentum of global economic growth decayed, geopolitical fluctuations intensified, oil and gas prices fluctuated wildly, and market demand slumped. The severe and complicated situations posed unprecedented huge challenges for the Company’s production and operation. Facing the highly volatile energy market, the Group coordinated the production and operation, scientific and technological innovation, reform and management and project construction in a well-coordinated way, basically completing the annual target. The total volume of crude oil processed for the year was 10.4453 million tons, representing a year-on-year decrease of 24.11%; the volume of refined oil produced for the year was 5.9080 million tons, representing a year-on-year decrease of 25.86%; the total volume of goods within the main commodities categories was 9.7062 million tons, representing a year-on-year decrease of 27.82%. The Group’s turnover was RMB82,443 million, representing a year-on-year decrease of 7.57%. The Group’s product sale rate was 99.83% and the payment return rate was 100%, signaling premium and stable product quality.

(1)	Rising prices of petroleum and petrochemical products driven by high crude oil prices and other factors

In 2022, global economy plunged. As a result, commodity prices fluctuated significantly, international crude oil prices stayed high, and petroleum and petrochemical product prices oscillated at high. As of 31 December 2022, the weighted average prices (excluding tax) of synthetic fibers, resins and plastics, major intermediate petrochemical products and major petroleum products of the Group increased by 36.31%, 3.58%, 13.97% and 31.94% year on year respectively.

(2)	Reduced crude oil processing due to the market demand and unit accidents

International oil prices were basically upward in the first half of 2022 but on the downward trend in the second half with sluggish oil demand.

For the year ended 31 December 2022, the Group processed a total of 10.4453 million tons of crude oil (including 378,300 tons of incoming materials), representing a decrease of 24.11% year on year, mainly due to the weak market demand and the Company’s device accidents. In 2022, the annual crude oil processing cost was RMB4,682.50 per ton, representing an increase of RMB1,450.21 per ton or 44.87% over the same period of the previous year. The total crude oil processing cost for the year increased by RMB3,956 million or 9.16%, accounting for 61.81% of the total cost of sales.

(3)	Steady recovery of production operation

Following the explosion of the Company’s 1# glycol devices, the Group, overcoming unfavorable factors such as the extreme high temperature and typhoon, steadily and orderly pushed forward the emergency disposal of the accident, the investigation and elimination of risks and hidden dangers, restorative maintenance, and resumption of work and production. We strengthened organizational leadership and coordination with the focus on key links, and implemented safety upgrading management. At the end of September, the whole industry chain resumed normal operation, among which, the catalytic cracking units (CCUs) achieved zero flare discharging, and ethylene units set the fastest start-up record in the industry. We reinforced the fulfillment of production safety responsibilities, cemented site management, and maintained stable production run.

(4)	Breakthrough in science and technology innovation

Adhering to the combination of independent innovation and collaborative innovation, the Company has stepped up efforts to tackle key problems in science and technology, applying for 120 patents and authorizing 59 of them. The Company completed the R&D, mass production and service support tasks of “flying” torches of the Beijing 2022 Winter Olympic Games, and awarded as an “Outstanding Contribution Group for the Beijing Winter Olympic Games and the Winter Paralympic Games”. Carbon fiber and its composite materials and other research tasks basically achieved the annual target and the general requirements of the three-year task. We promoted the research of carbon fiber composites in key application fields, and expanded the demonstration applications of carbon fiber composites in rail transportation, construction bridges and new energy. We successfully applied them in the hydrogen-powered trams of Lin-gang T2 public tram and Qingdao Haikou Road Cross-Wind River Bridge. We strengthened information technology efforts, and continuously improved the information level.

(5)	Continuous deepening of reform management

Focusing on the three-year action of deepening reform, we aligned our efforts in this respect with the first-class management standard and continued increasing our efforts in this respect. We comprehensively promoted the tenure system and contractual management of management members, and launched the tenure system and contractual reform of the middle management cadres. We optimized the organizational setup and improved the organizational operation efficiency and professional management capability. We formulated a work plan for improving the quality of listed companies, initiated the delisting of the Company’s ADR (American Depositary Receipts) from the U.S., and implemented the first H-share buyback. We comprehensively promoted 5S (SEIRI, SEITON, SEISO, SEIKETSU and SHITSUKE) management and carried out the “compliance management enhancement year” activity, to advance a law-based enterprise.

(6)	Vigorous impetus to transformation and development

We promoted the transformation and upgrading to green development through project construction, to build a green enterprise. We passed the review of environment-friendly enterprises. We expedited the construction of key projects. Projects of 24,000 tons/year of raw silk and 12,000 ton/year of 48K large-tow carbon fiber were put into operation. The 250,000 tons/year thermoplastic elastomer project, which is a key project in Shanghai, steadily progressed. We pressed ahead with hidden danger management and environmental protection projects as well as new energy projects such as photovoltaic projects. We delivered the second phase of the hydrogen supply center of hydrogen cells, and completed the construction of the first megawatt-class photovoltaic power plant project. We promoted coupled biomass power generation, and achieved a “double 10,000” in terms of tons of biomass fuel blended and tons of CO2 emissions reduced. We participated in the market-based trading of “green certificates” for the first time and purchased 10,000 “green certificates”.

5.2	Accounting judgments and estimates

The Group’s financial conditions and the results of its operations are susceptible to accounting methods, assumptions and estimates applied in preparing the financial statements. Such assumptions and estimates are based on the historical experience of the management of the Group and on various other assumptions that the management believes to be reasonable, and form the basis for the management to make judgments about matters that cannot be confirmed by other sources. On an on-going basis, the management evaluates its estimates. Actual results may differ from those estimates as the actual circumstances, environment and conditions change.

The selection of accounting policies, judgments and other uncertainties in the course of applying of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in the financial statements. The Company’s management has made the following accounting judgement and estimate in the preparation of the financial statements.

(1)	Classification of Financial Assets

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows. The Group determines the business model for managing financial assets at the level of the financial asset portfolio. The factors considered include the way to evaluate and report the performance of financial assets to key management personnel, the risks affecting the performance of financial assets and their management methods, and the way for relevant business management personnel to obtain remuneration, etc.

When evaluating whether the contractual cash flow of financial assets is consistent with the basic lending arrangements, the Group has the following main judgments: whether the time distribution or amount of the principal may change in the duration due to prepayment and other reasons; whether the interest only includes the time value of money, credit risk, other basic lending risks and the consideration of cost and profit. For example, does the amount of prepayment only reflect the outstanding principal and the interest based on the outstanding principal, as well as the reasonable compensation paid for the early termination of the contract.

(2)	Net realizable value (“NRV”) of inventories

Inventories are valued at the lower of cost and net realizable value. The net realizable value is determined based on the estimated selling prices in the ordinary course of business less the estimated costs to completion, and other costs necessary to make the sale. These estimates are based on the current market condition and historical experience of selling products of similar nature. It could change significantly as a result of competitor actions in response to changes in market conditions.

Management reassesses these estimations at the end of each reporting period to ensure inventory is measured at the lower of cost and net realizable value.

(3)	Impairments for non-current assets

At the end of each reporting period, the Group estimates the recoverable amount of an asset or a cash-generating unit (“CGU”) (a portion of which related to certain production facilities), at the higher of its fair value less costs of disposal and its value in use, to determine the impairment losses. If circumstances indicate that the carrying amount of the asset or CGU may not be recoverable, the asset or CGU may be considered “impaired”, and an impairment loss may be recognized.

The recoverable amount of assets or CGUs is the higher of the fair value less costs of disposal and value in use. As the fair value of certain assets or CGUs may not be publicly available, the Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of product sales and operating costs and discount rate. In particular, in determining the value in use of the Group’s specific CGUs, significant judgements are required on the accounting estimates which are based on the assumptions relating to product sales growth rates, related costs growth rates and discount rate applied.

(4)	Useful life and residual value of property, plant and equipment

Property, plant and equipment, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account its residual value. Management reviews the estimated useful lives and estimated residual value of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The estimated useful lives are based on the Group’s historical experience with similar assets, taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

5.3.	Comparison and analysis of results of the Company’s operations (Prepared under IFRS)

5.3.1	Summary

The following table sets forth the Group’s sales volumes and net sales (net of sales taxes and surcharges) for the years indicated:

	For the years ended 31 December
	2022			2021			2020
	Sales			Sales			Sales
	volume	Net sales		volume	Net sales		volume	Net sales
	(’000 tons)	(RMB million)%		(’000 tons)	(RMB million)%		(’000 tons)	(RMB million)%
Synthetic fibres	22.4	412.5	0.6	101.9	1,374.8	1.8	151.4	1,472.4	2.4
Resins and plastics	889.3	7,321.2	10.1	1,254.9	9,962.7	13.1	1,365.4	9,419.7	15.3
Intermediate petrochemical products	1,544.2	10,537.7	14.5	1,989.1	10,780.5	14.2	2,168.0	8,205.8	13.3
Petroleum products	7,211.4	41,444.7	57.0	10,065.0	41,884.4	55.2	10,347.7	30,139.6	49.0
Trading of petrochemical products	—	12,007.6	16.5	—	11,051.4	14.6	—	11,577.3	18.8
Others	—	930.9	1.3	—	835.0	1.1	—	746.1	1.2

Total	9,667.3	72,654.6	100.0	13,410.9	75,888.8	100.0	14,032.5	61,560.9	100.0

The following table sets forth a summary of the Group’s consolidated statement of profit or loss for the years indicated (prepared under IFRS):

	For the years ended 31 December
	2022		2021		2020
	RMB million	% of net sales	RMB million	% of net sales	RMB million	% of net sales
Synthetic fibres
Net sales	412.5	0.6	1,374.8	1.8	1,472.4	2.4
Cost of sales and operating expenses	(1,427.8)	(2.0)	(2,228.9)	(2.9)	(1,836.6)	(3.0)

Segment loss from operations	(1,015.3)	(1.4)	(854.1)	(1.1)	(364.2)	(0.6)

Resins and plastics
Net sales	7,321.2	10.1	9,962.7	13.1	9,419.7	15.3
Cost of sales and operating expenses	(8,573.7)	(11.8)	(9,910.5)	(13.1)	(8,157.6)	(13.3)

Segment (loss)/profit from operations	(1,252.5)	(1.7)	52.2	0.1	1,262.1	2.0

Intermediate petrochemical products
Net sales	10,537.7	14.5	10,780.5	14.2	8,205.8	13.3
Cost of sales and operating expenses	(11,994.3)	(16.5)	(11,415.6)	(15.0)	(7,624.2)	(12.4)

Segment (loss)/profit from operations	(1,456.6)	(2.0)	(635.1)	(0.8)	581.6	0.9

Petroleum products
Net sales	41,444.7	57.0	41,884.4	55.2	30,139.6	49.0
Cost of sales and operating expenses	(41,443.7)	(57.0)	(38,917.4)	(51.3)	(32,338.3)	(52.5)

Segment profit/(loss) from operations	1.0	0.0	2,967.0	3.9	(2,198.7)	(3.5)

Trading of petrochemical products
Net sales	12,007.6	16.5	11,051.4	14.6	11,577.3	18.8
Cost of sales and operating expenses	(11,994.8)	(16.5)	(11,007.7)	(14.5)	(11,535.3)	(18.7)

Segment profit from operations	12.8	0.0	43.7	0.1	42.0	0.1

	For the years ended 31 December
	2022		2021		2020
	RMB million	% of net sales	RMB million	% of net sales	RMB million	% of net sales
Others
Net sales	930.9	1.3	835.0	1.1	746.1	1.2
Cost of sales and operating expenses	(1,063.7)	(1.5)	(976.5)	(1.3)	(535.1)	(0.9)

Segment (loss)/profit from operations	(132.8)	(0.2)	(141.5)	(0.2)	211.0	0.3

Total
Net sales	72,654.6	100.0	75,888.8	100.0	61,560.9	100.0
Cost of sales and operating expenses	(76,498.0)	(105.3)	(74,456.6)	(98.1)	(62,027.1)	(100.8)

Operating (loss)/profit	(3,843.4)	(5.3)	1,432.2	1.9	(466.2)	(0.8)

Net finance income	443.3	0.6	414.6	0.5	332.3	0.5
Share of (loss)/profit of associates and joint ventures	(173.6)	(0.2)	874.3	1.2	724.7	1.2

(Loss)/Profit before tax	(3,573.7)	(4.9)	2,721.1	3.6	590.8	0.9
Income tax	731.4	1.0	(644.5)	(0.9)	65.6	0.1

(Loss)/Profit for the year	(2,842.3)	(3.9)	2,076.6	2.7	656.4	1.0

Attributable to:
Equity shareholders of the Company	(2,846.2)	(3.9)	2,073.4	2.7	645.1	1.0
Non-controlling interests	3.9	0.0	3.2	0.0	11.3	0.0

(Loss)/Profit for the year	(2,842.3)	(3.9)	2,076.6	2.7	656.4	1.0

5.3.2	Comparison and analysis

Comparison between the year ended 31 December 2022 and the year ended 31 December 2021 is as follows:

5.3.2.A Operating results

(1)	Net sales

In 2022, the net sales of the Group amounted to RMB72,654.6 million, a decrease of 4.26% from the previous year’s RMB75,888.8 million. Analysis by product is as follows:

(i)	Synthetic fibers

In 2022, the Group’s net sales of synthetic fiber products amounted to RMB412.5 million, representing a decrease of 70.00% from the previous year’s RMB1,374.8 million. This was mainly due to the price hike of main raw materials and the perennial loss of acrylic fiber, and due to the lower sales during the Reporting Period resulting from the decrease of sales of synthetic fiber products. The sales volume of synthetic fibers decreased by 78.02% year on year, while the weighted average sales price increased by 36.31%. Meanwhile, the sales volume of acrylic fibers, the main product of the synthetic fibers segment, decreased by 71.92% year on year. The net sales of acrylic fibers and other products accounted for 78.47% and 21.53% of the total sales of the synthetic fibers segment respectively.

The net sales of synthetic fibers accounted for 0.60% of the Group’s net sales in the current year, representing a decrease of 1.2 percentage points from the previous year.

(ii)	Resins and plastics

In 2022, the Group’s net sales of resins and plastics products amounted to RMB7,321.2 million, a decrease of 26.51% from the previous year’s RMB9,962.7 million. This was mainly due to the decrease in production resulting from the downturn in the domestic market and the shutdown of production during the year. The weighted average sales price of resins and plastics increased by 3.58%, while the sales volume of resins and plastics products decreased by 29.13% year on year. Meanwhile, the weighted average sales price of polyethylene and polypropylene decreased by 0.11% and 5.48%, and that of polyester chips increased by 14.17% year on year. The sales of polyethylene, polypropylene, polyester chips and other products accounted for 45.36%, 41.31%, 9.47% and 3.86% of the total sales of the resins and plastics segment respectively.

The net sales of resins and plastics accounted for 10.08% of the Group’s net sales in the current year, representing a decrease of 3 percentage points from the previous year.

(iii)	Intermediate petrochemical products

In 2022, the Group’s net sales of intermediate petrochemical products amounted to RMB10,537.7 million, a decrease of 2.25% from the previous year’s RMB10,780.5 million. This was mainly due to the rise in the unit price of intermediate petrochemical products driven by the sharp rise in international crude oil prices and due to the decrease in the sales volume resulting from the stagnant market. The weighted average sales price of major intermediate petrochemical products increased by 13.97% year on year, and its sales volume decreased by 11.43% year on year. The sales of p-xylene, ethylene oxide, pure benzene, ethylene glycol and other products accounted for 41.16%, 11.93%, 19.44%, 2.44% and

25.03% of the total sales of intermediate petrochemical products respectively.

The net sales of intermediate petrochemical products accounted for 14.50% of the Group’s net sales in the current year, an increase of 0.3 percentage points from the previous year.

(iv)	Petroleum products

In 2022, the Group’s net sales of petroleum products amounted to RMB41,444.7 million, a decrease of 1.05% from the previous year’s RMB41,884.4 million. This was mainly due to the increase in petroleum product prices resulting from the downturn in the domestic market and the hike in international crude oil prices. The weighted average sales price of major petroleum products increased by 31.94% year on year, and its sales volume decreased by 30.06% year on year.

The net sales of petroleum products accounted for 57.04% of the Group’s net sales in the current year, an increase of 1.8 percentage points from the previous year.

(v)	Trading of petrochemical products

In 2022, the Group’s net sales of trading of petrochemical products amounted to RMB12,007.6 million, an increase of 8.65% from the previous year’s RMB11,051.4 million. This was mainly due to the increase in sales of our second-level subsidiary, Shanghai Jinshan Trading Corporation, by RMB1,439 million.

The net sales of trading of petrochemical products accounted for 16.53% of the Group’s net sales in the current year, an increase of 1.9 percentage points from the previous year.

(vi)	Others

In 2022, the Group’s net sales of other products amounted to RMB930.9 million, an increase of 11.48% from the previous year’s RMB835.0 million.

The net sales of other products accounted for 1.28% of the Group’s net sales in the current year, an increase of 0.2 percentage points from the previous year.

(2)	Cost of sales and operating expenses

Cost of sales and operating expenses consist of cost of sales, sales and administrative expenses, other operating expenses and other operating income, etc. In 2022, the Group’s cost of sales and operating expenses amounted to RMB76,498.0 million, an increase of 2.74% from RMB74,456.6 million in 2021. Cost of sales and expenses of synthetic fibers, resins and plastics, intermediate petrochemical products, petroleum products, trading of petrochemical products and other products amounted to RMB1,427.8 million, RMB8,573.7 million, RMB11,994.3 million, RMB41,443.7 million, RMB11,994.8 million and RMB1,063.7 million respectively, representing a decrease of 35.94%, a decrease of 13.49%, an increase of 5.07%, an increase of 6.49%, an increase of 8.97% and an increase of 8.93% year on year respectively.

Compared with the last year, the cost of sales and operating expenses of intermediate petrochemical products, petroleum products, trading of petrochemical products and others increased this year, which was mainly due to the hike in crude oil prices and thus the increase in corresponding costs.

-Cost of sales

In 2022, the Group’s cost of sales amounted to RMB76,265.9 million, an increase of 2.65% from previous year’s RMB74,298.0 million, which was mainly due to the increase in cost resulting from the rise in crude oil prices as well as the lower NRV of most inventories than the cost. The cost of sales accounted for 104.97% of the net sales this year.

-Selling and administrative expenses

In 2022, the Group’s sales and administrative expenses amounted to RMB288.7 million, a decrease of

21.59% from the previous year’s RMB368.2 million. This was mainly due to the overall sales volume drop in the year.

-Other operating income

In 2022, the Group’s other operating income amounted to RMB110.6 million, a decrease of 11.73% from previous year’s RMB125.3 million, which was mainly due to the drop in rental income.

-Other operating expenses

In 2022, the Group’s other operating expenses amounted to RMB25.8 million, a decrease of 42.28% from previous year’s RMB44.7 million. This was mainly due to the decrease of RMB23.2 million for the purchases of rights of carbon emission during the year.

(3)	Operating profit

In 2022, the Group’s operating loss amounted to RMB3,843.4 million, a decrease of RMB5,275.6 million from the operating profit of RMB1,432.2 million in the previous year. In 2022, the operating profit declined significantly from the previous year due to the rising cost resulting from higher crude oil prices, the increase in the selling price of products not as high as the rising cost, and a sluggish domestic market.

(i)	Synthetic fibres

In 2022, the operating loss of synthetic fibers amounted to RMB1,015.3 million, an increase of RMB161.2 million from the operating loss of RMB854.1 million in the previous year. The increase was mainly due to the weak market demand of the textile industry which is the downstream market of the synthetic fibers segment, together with temporary plant shutdown. Due to a part of production facilities being idle or obsolete the provision for impairment of long-term assets of RMB49.2 million was made for the synthetic fiber segment.

(ii)	Resins and plastics

In 2022, the operating loss of resins and plastics amounted to RMB1,252.5 million, a decrease of RMB1,304.7 million from the operating profit of RMB52.2 million in the previous year. The decrease in operating “profit” in the year was mainly because the rise in international crude oil prices resulted in the sharp rise in costs while the demand in the downstream market was weak, and thus the increase in sales price was lower than that in cost price.

(iii)	Intermediate petrochemical products

In 2022, the operating loss of intermediate petrochemical products amounted to RMB1,456.6 million, an increase of RMB821.5 million from the operating loss of RMB635.1 million in the previous year. The “increase in operating loss” in the year was mainly because the rise in international crude oil prices resulted in the sharp rise in costs while the demand in the downstream market was weak, and thus the increase in sales price was lower than that in cost price. In 2022, the provision for impairment of long-term assets of RMB212.4 million was made for some devices as the increasing production and operation cost is not expected to be covered by the estimated sales price of the devices due to deteriorating market conditions.

(iv)	Petroleum products

In 2022, the operating profit of petroleum products amounted to RMB1.0 million, a decrease of RMB2,966.0 million from the operating profit of RMB2,967.0 million in the previous year. The decrease in operating profit in the year was mainly because the rise in international crude oil prices resulted in the sharp rise in costs, and thus the increase in sales price was lower than that in cost price.

(V)	Trading of petrochemical products

In 2022, the Group’s operating profit of trading of petrochemical products amounted to RMB12.8 million, a decrease of RMB30.9 million from the operating profit of RMB43.7 million in the previous year, which was mainly due to the decrease in the gross profit from trading of petrochemical products during the period.

(vi)	Others

In 2022, the Group’s other operating loss amounted to RMB132.8 million, a decrease of RMB8.7 million from the other operating loss of RMB141.5 million in the previous year, which was no significant change compared with the previous year.

(4)	Net finance income

In 2022, the Group’s net financial income amounted to RMB443.3 million, an increase of RMB28.7 million from the net financial income of RMB414.6 million in the previous year, mainly due to the increase in interest income from time deposits during the Reporting Period, resulting in an increase of our interest income by RMB33 million from RMB508.8 million in 2021 to RMB541.8 million in 2022.

(5)	Loss before taxation

In 2022, the Group’s loss before taxation amounted to RMB3,573.7 million, a decrease of RMB6,294.8 million from the profit before taxation of RMB2,721.1 million in the previous year.

(6)	Income tax

The income tax benefit of the Group amounted to RMB731.4 million in 2022 and the income tax expenses amounted to RMB644.5 million in 2021. This is mainly due to the recognition of deferred income tax assets as a result of the Company’s loss for the year.

In accordance with The Enterprise Income Tax Law of the PRC (amended in 2018), the income tax rate applicable to the Group in 2022 is 25% (2021: 25%).

(7)	Loss for the year

In 2022, the Group’s loss after tax amounted to RMB2,842.3 million, a decrease of RMB4,918.9 million from the profit after tax of RMB2,076.6 million in the previous year.

5.3.2.B	Liquidity and capital sources

The Group’s primary sources of capital are cash inflows from investing activities arising from the maturity of time deposits. The Group’s primary uses of capital are costs of sales, other operating expenses and capital expenditure.

(1)	Capital sources

(i)	Net cash flow generated from operating activities

In 2022, the Group’s net cash outflows generated from operating activities amounted to RMB7,459.4 million, representing a decrease of RMB11,409.4 million from the net cash inflows of RMB3,950.0 million in the previous year. During the Reporting Period, with the operating loss, the Group’s cash outflows generated from operating activities in 2022 amounted to RMB6,960.7 million, representing a decrease of RMB11,372.4 million from the cash inflows generated from operating activities of RMB4,411.7 million in the previous year.

(ii)	Borrowings

By the end of 2022, the Group’s total borrowings decreased by RMB9.8 million to RMB2,250 million as compared to the end of last year, mainly due to the decrease of long-term borrowings due within one year by RMB19.8 million as well as the increase of short-term borrowings due within one year by RMB10 million.

The Group managed to maintain its gearing ratio at a safe level by strengthening its management of liabilities (such as borrowings) and enhancing its control over financial risks. The Group generally does not experience any seasonality in borrowings. However, due to the fact that the Group’s capital expenditure is, by nature, planned in advance, long-term bank loans can be suitably arranged in advance of expenditures, while short-term borrowings are used to meet operational needs. The terms of the Group’s existing borrowings do not restrict its ability to distribute dividends for its shares.

(2)	Gearing ratio

As of 31 December 2022, the Group’s gearing ratio was 35.93% (2021: 35.26%). The ratio is calculated using this formula: total liabilities/total assets multiply by 100%.

5.3.2.C Research and development, patents and licenses

The Group owns various technology development departments, including the Advanced Materials Innovation Research Institute, Petrochemical Research Institute, Plastic Research Institute and Environmental Protection Research Institute, which are responsible for the research and development of new technologies, products, processes, equipment and environmental protection. The Group’s research and development expenses for 2020, 2021 and 2022 amounted to RMB110.6 million, RMB94.3 million and RMB130.5 million, respectively. The increase was mainly due to the increase in material cost for research and development of technology in equipment and products.

The Group does not rely on any patents, licenses, industrial, commercial or financial contracts or new production processes in any material respect.

5.3.2.D Off-Balance Sheet Arrangements

Please refer to note 34 to the financial statements prepared under IFRS in the full text of the 2022 Annual Report for details of the Group’s capital commitments. The Group did not provide any guarantee to external parties during the Reporting Period.

5.3.2.E Contractual obligations

The following table sets forth the Group’s obligations to repay loan principal in future as at 31 December 2022:

	Payment due and payable
	by the following period as at 31 December 2022
			After	After two
			one year	years but
		Within	but within	within	Over
	Total	one year	two years	five years	five years
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Contractual obligations
Short-term borrowings	1,550,000	1,550,000	—	—	—
Long-term borrowings	700,000	—	700,000	—	—
Total contractual obligations	2,250,000	1,550,000	700,000	—	—

5.3.2.F Analysis of operation and results of major controlling companies and investing companies during the Reporting Period

As at 31 December 2022, the Company had more than 50% equity interest in the following principal subsidiaries:

					Percentage	Percentage		Net
					of equity	of equity		profit/(loss)
			Place for		held by the	held by the	Paid-in	for the
	Place of		principal	Type of	Company	Group	capital	year 2022
Company name	registration	Principal business	activities	legal person	(%)	(%)	(RMB’000)	(RMB’000)
Shanghai Petrochemical Investment Development Company Limited (“Shanghai Investment Development”)	China	Investment management	China	Limited company	100.00	100.00	RMB1,000,000	18,330
China Jinshan Associated Trading Corporation (“Jinshan Associated Trading”)	China	Import and export of petrochemical products and equipment	China	Limited company	67.33	67.33	RMB25,000	22,314
Shanghai Jinchang Engineering Plastics Company Limited (“Shanghai Jinchang”)	China	Production of polypropylene compound products	China	Limited company	—	74.25	USD9,154	(27,804)
Shanghai Golden Phillips Petrochemical Company Limited (“Shanghai Golden Phillips”)	China	Production of polypropylene products	China	Limited company	—	100.00	RMB415,623	1,695
Shanghai Jinshan Trading Corporation (“JMGJ”)	China	Import and export of petrochemical products and equipment	China	Limited company	—	67.33	RMB100,000	11,401
Zhejiang Jinlian Petrochemical Storage and Transportation Co., Ltd. (“Jinlian”)	China	Trading of petrochemical products	China	Limited company	—	100.00	RMB400,000	(21,495)

Note: None of the subsidiaries have issued any debt securities.

The Group’s share of interests in associates comprises a 38.26% interest in Shanghai Chemical Industry Park Development Co., Ltd. (“Chemical Industrial Park”) established in the PRC in the amount of RMB2,115.1 million, and a 20% interest in Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”) established in the PRC in the amount of RMB333.9 million. The principal activities of Chemical Industry Park Development Co., Ltd., include the planning, development and operation of a chemical industrial park located in Shanghai of the PRC. The principal activities of Shanghai SECCO are the production and distribution of petrochemical products.

(1)	Explanation of profits of major controlling companies and investing companies affecting more than 10% of the net profit of the Group

In 2022, Shanghai SECCO recorded a revenue of RM24,096.8 million, and its loss after tax reached RMB1,947.6 million, among which RMB382.0 million was attributed to the Company.

(2)	Analysis of operational performance of major controlling companies and investing companies with a 30% or more year-on-year change

a)

The operating results of Shanghai Investment Development decreased by 85.5% in 2022 as compared with the previous year. The decrease was mainly due to the decrease of RMB67.5 million in dividends declared by the subsidiary Shanghai Golden Phillips in 2022 as compared with 2021, as well as the significant decrease in the net profit of major associates and joint ventures, resulting in a sharp fall of RMB130.3 million in the investment income in 2022.

b)

The operating results of Jinshan Associated Trading decreased by 30.69% in 2022 as compared with the previous year. The decrease was mainly due to the decrease in dividends declared by the subsidiary in 2022.

c)

The operating results of Shanghai Golden Phillips decreased by 94.29% in 2022 as compared with the previous year, which was mainly due to the fact that the price increase of polyethylene, the product of Shanghai Golden Phillips, was lower than the price increase of ethylene, the major raw material of Shanghai Golden Phillips.

5.3.2.G Major suppliers and customers

The Group’s top five suppliers in 2022 were China International United Petroleum & Chemical Co., Ltd., East China Branch of Sinopec Chemical Commercial Holding Company Limited, Materials and Equipment Department of China Petroleum and Chemical Corporation, Shanghai SECCO and Shanghai Gas Co., Ltd. Total procurement costs involving these five suppliers, which amounted to RMB53,719.8 million, accounted for 74.29% of the total procurement costs of the Group for the year. Among the top five suppliers, the purchase amount of related parties was RMB52,304.9 million, accounting for

72.33% of the total annual purchase amount. The total procurement from the largest supplier amounted to RMB45,666.4 million, representing 63.15% of the total costs of purchases by the Group for the year.

The Group’s top five customers in 2022 were East China Branch of Sinopec Sales Co., Ltd., China International United Petroleum & Chemical Co., Ltd., Sinopec Chemical Commercial Holding Company Limited, Shanghai SECCO and Zhejiang Dushan Energy Co., Ltd. Total sales to these five customers amounted to RMB54,719.9 million, representing 66.37% of the Group’s total turnover for the year. Among the sales of the top five customers, the sales of related parties was RMB52,363.1 million, accounting for 63.51% of the total annual sales. Sales to the Group’s largest customer amounted to RMB40,337.0 million, representing 48.93% of the Group’s total turnover for the year.

To the knowledge of the Board, among the suppliers and customers listed above, Shareholders and Directors of the Company and their close associates have no interest in Shanghai Gas Co., Ltd. and Zhejiang Dushan Energy Co., Ltd.; Shanghai SECCO is an associate of the Company; China International United Petroleum & Chemical Co., Ltd., East China Branch of Sinopec Chemical Commercial Holding Company Limited, Materials and Equipment Department of China Petroleum and Chemical Corporation, East China Branch of Sinopec Sales Co., Ltd. and Sinopec Chemical Commercial Holding Company Limited are subsidiaries of Sinopec Corp., the controlling shareholder of the Company.

5.4	Discussion and analysis of the Company’s operation (prepared under CAS)

5.4.1	Analysis of the Company’s principal activities

5.4.1A	Analysis of changes in the consolidated income statement and the consolidated cash flow statement

			Unit: RMB’000
	Amount for	Amount for
	the year ended	the year ended	Percentage
	31 December	31 December	change
Item	2022	2021	(%)
Operating income	82,518,315	89,280,415	(7.57)
Operating cost	73,518,024	71,675,646	2.57
Selling and distribution expenses	282,841	362,334	(21.94)
General and administrative expenses	1,795,867	1,842,087	(2.51)
Financial expenses (“–” for financial income)	(459,437)	(406,799)	12.94
Research and development expenditure	130,516	94,295	38.41
Net cash inflow generated from operating activities (“–” for net outflow)	(7,337,499)	4,060,026	Outflow increased by
			280.73%
Net cash inflow generated from investing activities (“–” for net outflow)	4,390,350	(2,359,421)	N/A
Net cash inflow generated from financing activities (“–” for net outflow)	(1,290,768)	(3,503,142)	N/A

Analysis of major changes in the consolidated income statement

					Unit: RMB’000
	For the years		Increase/	Increase/
	ended 31 December		Decrease	Decrease
Item	2022	2021	amount	(%)	Major reason for change
Investment income (“–” for loss)	(191,800)	967,380	(1,159,180)	(119.83)	Investment loss resulting from the operating loss of associates
Income tax expenses (“–” for profit)	(731,354)	644,480	(1,375,834)	(213.48)	Deferred income tax benefit for deductible losses resulting from the loss for the year
Net profit attributable to owners of the parent (“–” for loss)	(2,872,072)	2,000,506	(4,872,578)	(243.57)	The price of petrochemical products did not increase as much as that of crude oil this year, resulting in an operating loss.

Analysis of major changes in the cash flow statement

					Unit: RMB’000
	For the years		Increase/	Increase/
	ended 31 December		Decrease	Decrease
Item	2022	2021	amount	(%)	Major reason for change
Net cash inflow generated from operating activities (“–” for net outflow)	(7,337,499)	4,060,026	Outflow increased by 11,397,525	Outflow increased by 280.73%

The price increase of petrochemical products in the year was less than that of crude oil, resulting in a decrease in cash received from the sale of goods and services as compared with the previous year, while the cash paid for the purchase of goods and services increased as compared with the previous year.

Net cash inflow generated from investing activities (“–” for net outflow)	4,390,350	(2,359,421)	Inflow increased by 6,749,771	N/A	The net cash inflow of time deposits increased in the year as compared with the previous year.
Net cash inflow generated from financing activities (“–” for net outflow)	(1,290,768)	(3,503,142)	Outflow decreased by 2,212,374	N/A

The net cash outflow from the acquisition and repayment of Short- term bond decreased by RMB3,001 million and the net cash outflow from the acquisition and repayment of loans increased by RMB722 million as compared with the previous year.

5.4.1B Operating income

(1)	Analysis of factors causing the changes in revenue in the Reporting Period

The sales volume of the Group’s synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products decreased by 78.02%, 29.13%, 22.37% and 28.35% respectively, bringing a lower revenue in 2022 compared with the previous year.

(2)	Major customers

Please refer to 5.3.2.G for details of major customers of the Group.

5.4.1C	Operating cost

(1)	Analysis of operating cost

In 2022, the Group’s operating cost was RMB73,518.0 million, an increase of 2.57% from the previous year’s RMB71,675.6 million. This was mainly due to the rise in international crude oil price in the year, resulting in an increase in operating cost.

The following table sets forth the details of the operating cost of the Group during the Reporting Period:

	For the years ended 31 December
	2022		2021
	Amount	% of the total	Amount	% of the total	Increase/
	(RMB million)	operating cost	(RMB million)	operating cost	Decrease (%)
Cost of raw materials
– Crude oil	47,139.0	64.12	43,182.3	60.25	9.16
– Other raw materials, auxiliary materials and power	8,858.7	12.05	11,275.3	15.73	-21.43
Depreciation and amortisation	1,606.8	2.18	1,779.1	2.48	-9.68
Employee wage	2,425.5	3.30	2,357.5	3.29	2.88
Trading cost	11,910.5	16.20	10,929.1	15.25	8.98
Others	1,577.5	2.15	2,152.3	3.00	-26.71
Total	73,518.0	100.00	71,675.6	100.00	2.57

(2)	Major suppliers

Please refer to 5.3.2.G for details of major suppliers of the Group.

5.4.1D	Expenses

Please refer to “Analysis of changes in the consolidated income statement and the consolidated cash flow statement” under the “Analysis of the Company’s principal activities” set forth in the “Discussion and analysis of the Company’s operation” for details of the changes in expenses of the Group.

5.4.1E	Research and development (“R&D”) expenditure

(1)	R&D expenditure

Unit: RMB’000
Expensed R&D expenditure during the Reporting Period	130,515.5
Capitalised R&D expenditure during the Reporting Period	—
Total R&D expenditure	130,515.5
% of R&D expenditure to revenue	0.16
% of capitalised R&D expenditure	—

(2)	R&D personnel

Number of R&D personnel	179
% of number of R&D personnel to total number of staff	2.24

Educational structure of R&D personnel
Education structure category	Education structure number
Doctor	12
Master	51
Undergraduate	66
Junior college graduate	26
High school and below	24

Age structure of R&D personnel
Age structure category	Age structure number
Under 30 years old (excluding 30 years old)	26
30-40 years old (including 30 years old and excluding 40 years old)	38
40-50 years old (including 40 years old and excluding 50 years old)	47
50-60 years old (including 50 years old and excluding 60 years old)	68
Over 60 years old	0

Please refer to 5.3.2.C for details of R&D, patents and licenses of the Group.

5.4.1F	Cash flow

Please refer to “Analysis of changes in the consolidated income statement and the consolidated cash flow statement” under the “Analysis of the Company’s principal activities” set forth in the “Discussion and analysis of the Company’s operation” for details of changes in the consolidated cash flow statement.

5.4.2.	Analysis of operation by industry, product or geographical location

5.4.2A	Principal activities by industry or product

						Unit: RMB’000
By industry	Operating income	Operating cost	Gross profit/(loss) margin (%)	Increase/ Decrease of operating income as compared to the previous year	Increase/ Decrease of operating cost as compared to the previous year	Change of gross profit margin as compared to the previous year (percentage point)
Petroleum products Note	51,153,867	41,092,010	19.67	-7.12%	7.35%	Decreased by 10.83 percentage points
Intermediate petrochemical products	10,575,905	10,831,360	-2.42	–2.39%	4.55%	Decreased by 6.80 percentage points
Trading of petrochemical products	12,016,586	11,910,488	0.88	8.65%	8.98%	Decreased by 0.30 percentage points
Resins and plastics	7,345,052	7,914,497	-7.75	–26.59%	–14.23%	Decreased by 15.53 percentage points
Synthetic fibres	413,883	831,846	-100.99	–70.03%	–56.49%	Decreased by 62.56 percentage points
Others	542,892	620,800	-14.35	24.71%	7.50%	Increased by 18.31 percentage points

Note:

The gross profit margin is calculated according to the price of petroleum products, which includes consumption tax. The gross profit margin of petroleum products after deducting the consumption tax amounted to 2.89%.

5.4.2B	Operating income by geographical location

		Unit: RMB’000
Geographical location	Operating income	Increase/Decrease of operating income compared with the previous year (%)
East China	71,940,917	-9.82%
Other regions in China	970,563	-22.89%
Export	9,606,835	16.55%

5.4.3.	Analysis of assets and liabilities

						Unit: RMB’000
	As at 31 December 2022		As at 31 December 2021
Item	Amount	% of total assets	Amount	% of total assets	Change of amount on 31 December 2022 compared to 31 December 2021 (%)	Major reason for change
Cash at bank and on hand	3,998,332	9.69	12,498,617	26.57	-68.01	Time deposits with maturity less than one year decreased.
Accounts receivable	2,512,362	6.09	1,169,405	2.49	114.84	Trade receivable increased by RMB1,400 million.
Receivables under financing	582,354	1.41	1,072,690	2.28	-45.71	Decrease in settlement of bills during the year.
Other current assets	1,121,187	2.72	17,329	0.04	6,370.00	VAT recoverable increased significantly.
Deferred tax assets	991,850	2.40	184,143	0.39	438.63	Deferred tax assets for deductible losses increased.
Other non-current assets	3,439,559	8.34	5,581,435	11.87	-38.38	Time deposits with maturity more than one year decreased.
Bills payable	40,951	0.10	830,006	1.76	-95.07	Major bills payable were due for acceptance before the end of the year in 2022.
Accounts payable	9,144,554	22.17	5,888,879	12.52	55.29	Increase in crude oil purchase price as at the end of the year
Taxes payable	889,856	2.16	4,070,663	8.65	-78.14	The main reason is the consumption tax payable decreased by RMB2,500 million in the end of 2022
Other current liabilities	44,750	0.11	1,441,320	3.06	-96.90	The amount due to related parties measured at fair value decreased by RMB1,400 million.

5.5	Others

(1)	Employees of the Group

Number
(Person)
Number of employees of the Company	7,937
Number of employees of the subsidiaries	70
Total number of employees of the Group	8,007
Number of retired workers whose retirement costs are borne by the Group	19,454
Professionals
Production personnel	5,077
Sales staff	73
Technical staff	1,765
Financial staff	84
Administrative staff	1,008

Total	8,007
Education level
Technical secondary school graduate and below	5,321
Bachelor’s degree	2,194
Master’s degree	492
Total	8,007

(2)	Acquisition, sale and investment

Save and except as to be disclosed in the 2022 annual report, there was no material acquisition or sale of the Group’s subsidiaries, associates or joint ventures or any other material investments in 2022.

(3)	Pledge of assets

As at 31 December 2022, no fixed assets were pledged by the Group (31 December 2021: Nil).

(4)	Material events after the Reporting Period

The Board has not noticed any significant events affecting the Group since the end of the Reporting Period.

5.6	Financial assets and financial liabilities held in foreign currencies

As at 31 December 2022, cash at bank and on hand, trade receivables, other receivables, trade payables and other payables, and other financial asset and liabilities denominated in foreign currencies held by the Group were equivalent to net liabilities of RMB46,683 thousand.

5.7	Discussion and analysis on future development of the Company

1.	Industry competition and development trends

From the macroeconomic situation, the crisis in Ukraine is still ravaging the world. The global monetary tightening cycle persists, and the downward risk of the world economy is mounting. It is the norm that the external environment becomes unstable, uncertain, unpredictable. China’s economy is under “triple pressure” exacerbated by “more than expected changes”. In such case, it is a daunting task to stabilize growth, employment and prices. Although the market demand rebounds and the economy is expected to pick up, there are still interference factors. From the energy price trend, the geopolitical risk premium stays high, the OPEC restricts production and prices, Russian export restrictions intensify the international oil price fluctuation, gas replenishment in Europe remains uncertain, and prices may surge in the replenishment season and heating season. It is expected that a medium-high price of international oil and gas will be maintained throughout the year. From the industrial competition landscape, the domestic oil refining and processing volume reaches its peak. Refined oil consumption hits a plateau. The overcapacity in tandem with sluggish demand only intensify market competition. The resource agglomeration and competition effect of leading enterprises of main units will be more prominent. The penetration rate of the new energy vehicle market jumps faster, the substitution effect also demonstrates itself faster, and the competitive advantage is significantly enhanced.

A comprehensive analysis of the annual production and operation shows that the Company will encounter the following four challenges: First, the wild fluctuation in oil prices challenge the control over the production rhythm. High oil and gas prices, high discount of freight charges, and the refined oil pricing mechanism lead to the decline in refining margins, which significantly hinder the operation of the industry chain. With the regulation over processing volume arrangements skipping cycles, synergies among different segments become more difficult. Second, market uncertainties challenge the optimal regulation of resources. The recovery of refined oil consumption is slow, the chemical market space narrows, the incremental scale of new business is limited, and the pressure to expand market and sales is more pronounced. Third, the continued transmission of inflation challenges the control over investment cost. The rising rigid cost of investment indicates an even greater impact on the completion of free cash flow, asset-liability ratio, cost margin and other indicators. It also means a much greater test for securing the financial position and debt credit stability. Fourth, external risk pooling challenges the prevention and control of operational risks. Geopolitical turmoil, economic downturn, and oil price fluctuations increase the input of external risks. Oil refining and chemical engineering segments are under the pressure of operating losses. The reduction in inventory profit and the greater risk of price drop add to the challenge in maintaining efficiency and steady growth.

2.	Development strategies of the Company

The Group’s development objectives are to evolve itself into a “leading domestically, first-class globally” energy and chemical and new material enterprise. The key components of the Group’s development strategy are as follows: to take into account both low cost and differentiation, and to focus on both scale and refinement. The Company focuses on value and market orientation, creativity, talents as the backbone of the Company, the emphasis of environment and low carbon emissions and integrated development, to realize low cost and large scale of the upstream, and high value-added and refinement of the downstream. The Company will give full play to its advantages of sound product chain, diversified products and close monitoring of the market to enhance competitiveness. Under the guidance of the development strategy, according to the requirements of North-South Transformation raised by Shanghai Government, the Company will actively promote the transformation of oil refining to chemical industry, chemical industry to materials, materials to high-end products, and parks to ecology, will carry out comprehensive technological transformation and quality upgrades, and will further optimize refining product structure to better meet the market needs. The Company will strengthen the core industries of mid-to-high-end new materials such as carbon fiber, and take polyester, polyolefin, elastomer, and C-5 downstream fine chemical new materials as breakthrough and extension for the mid-to-high-end new materials which will help the North-South transformation and the construction of Carbon Valley Green Bay and local industrial parks in Jinshan District. The Company will develop wind, light, fire, and biological integrated power generation and green hydrogen production technology, and will realize the energy structure transformation from fossil energy to fossil energy combined with renewable energy to achieve energy saving. Through diversified industrial linkage development and cluster agglomeration, the Company will build an industrial base with green energy, fine chemical, and high-end material on the north bank of Hangzhou Bay with world-scale and first-class competitiveness.

3.	Management Plan

In 2023, the Company will, adhering to the principle of prioritizing stability while pursuing progress, integrate into the new development landscape and coordinate development and safety in a better way, to lay a solid foundation for its high-quality development on all fronts. In 2023, the Company plans to process a total of 13.6 million tons of crude oil, produce a total of 8.001 million tons of refined oil products, 756,000 tons of ethylene, 680,000 tons of xylene, and 698,700 tons of new synthetic resin products and special materials annually. In order to achieve the business objectives for 2023, the Group will focus on the following five areas of work:

(1)	Strengthen safety and environmental protection and improve the level of intrinsic safety

Learning from accidents, we exercise full and strict management over the Company, and strengthen the fulfillment of responsibilities. We strictly control risks and ensure safety and environmental protection. We strengthen the control over contractors, promote the review of contractors’ QHSE system, and strengthen the supervision over direct work safety. While enhancing the basic skills training, we optimize the training mode and process. We push forward the effective operation of the HSE management system, improve environmental protection KPI indicators, and meet basic emission standards. In addition, we strictly implement the principles of solid waste reduction, recycling and harmlessness, and advance the construction of waste-free factories.

(2)	Strengthen efficiency and reduce costs to improve production and operation

We implement the target of efficiency improvement and cost reduction throughout production and operation. We put equal emphasis on both process and equipment, to ensure the stable and efficient operation of equipment. We optimize crude oil procurement, transportation and distribution, production operation and maintenance, energy saving and “three new business” (new energy, new materials and new economy), strictly control costs and expenses, and improve cost control. These efforts aim to maximize the overall efficiency of the Company.

(3)	Strengthen management to improve efficiency and enhance endogenous momentum

We keep optimizing the management system and mechanism, further optimize the organizational setup, and improve management efficiency and level. We strengthen organizational performance management by improving assessment, incentives and constraints, and refining the internal management market-oriented working mechanism.

(4)	Focus on transformation and development and promote the development of key projects

We accelerate transformation and upgrading. We go all out to create a more resilient and higher-value integrated industrial chain, and build an industrial base featuring green energy, fine chemical and high-end materials. We speed up the breakthroughs in core technologies in key fields and the implementation of key projects. During the year, the first phase of 48K large-tow carbon fiber went into commercial operation. We carried out the second phase of equipment construction, made available 100-ton test devices for high-performance carbon fiber and pilot plants for aeronautical composite materials, and accelerated the construction of 250,000 tons/year thermoplastic elastomer projects. We strengthen the construction of platforms of sci-tech innovation and our innovation capability. We promote the application of new technologies and processes in production units. Furthermore, we strengthen the operation and management of joint laboratories with universities to integrate production, learning, research and application.

(5)	Strengthen team building and consolidate the foundation for corporate development

We enhance cadres’ ability to perform their duties and continuously promote the construction of cadre management system. We also further better the talent system. Specifically, we provide the basic skills training for skilled operators, and continue with the business competition themed “big drills and big game”. We refine the plan for training and introducing talents, and improve the management plus assessment and incentive of cutting-edge and urgently-needed talents. These efforts will enable us to maintain the personal interests, long-term interests and fundamental interests of the employees, and enhance the satisfaction and sense of gain of the grass-roots employees.

4.	Possible Risks

(i)	The cyclical characteristics of the petroleum and petrochemical products market and price volatility in crude oil and petrochemical products may have an adverse impact on the Group’s operations.

A large part of the Group’s operating income is derived from the sales of refined oil and petrochemical products. Historically, such products have been cyclical in nature and relatively sensitive to macroeconomic changes. Additionally, changes in regional and global economic conditions, productivity and output, prices and supply of raw materials, consumer demand and prices and supply of substitutes also have an effect. From time to time, these factors have a material impact on the prices of the Group’s products in regional and global markets. Given the reduction of tariffs and other import restrictions as well as the relaxation of control by the PRC government over the distribution and pricing of products, a substantial number of the Group’s products will increasingly be subject to the cyclical impact in the regional and global markets. In addition, the prices of crude oil and petrochemical products will remain volatile, and uncertain. Higher crude oil prices and lower petrochemical products prices are likely to have an adverse impact on the Group’s business, operating results and financial condition.

(ii)	The Group may be exposed to risks associated with the procurement of imported crude oil and may not be able to pass on all increased costs due to rising crude oil price.

At present, the Group consumes a significant amount of crude oil for the production of petrochemical products. More than 95% of the crude oil consumption is imported. In recent years, crude oil prices have been subject to significant fluctuations due to a variety of factors, and the Group cannot rule out the possibility of any major unexpected event which may cause a suspension in crude oil supply. The Group has attempted to mitigate the effects of increased costs from rising crude oil prices by passing them on to the customers, but the ability to do so is limited because of market conditions and government control over the pricing of refined oil products. Since there is a time-lag between increases in crude oil prices and increases in petrochemical product prices, higher costs cannot be totally offset by raising the sales prices. In addition, the State also imposes control over the distribution of some petroleum products within China. For instance, some of the Group’s petroleum products are required to be sold to designated customers (such as subsidiaries of Sinopec Corp). Hence, when crude oil prices are high, the higher costs cannot be totally offset by raising the sales prices of the Group’s petroleum products.

(iii)	Substantial capital expenditures and financing requirements are required for the Group’s development plans, presenting a number of risks and uncertainties.

The petrochemical industry is a capital-intensive industry. The Group’s ability to maintain and raise income, net income and cash flows is closely connected with ongoing capital expenditures. The Group’s estimated capital expenditures is estimated to amount to approximately RMB3,700.0 million in 2023, which will be met by financing activities and certain of own funds. The Group’s effective capital expenditures may vary significantly due to the Group’s ability to generate sufficient cash flows from operations, investments and other factors that are beyond control. Furthermore, there is no assurance as to the completion, cost or outcome of the Group’s fundraising projects.

The Group’s ability to secure external financing in the future is subject to a number of uncertainties which include the Company’s operating results, financial conditions and cash flow in the future; China’s economic conditions and the market conditions for the Group’s products; financing costs and conditions of the financial market, and issuance of government approval documents, as well as other risks associated with the development of infrastructure projects in China and so forth. The Group’s failure to secure sufficient financing required for its operations or development plans may have an adverse impact on the Group’s business, operating results and financial condition.

(iv)	The Group’s business operations may be affected by existing or future environmental protection regulations.

The Group is subject to a number of environmental protection laws and regulations in China. Waste products (waste water, waste gas and waste residue) are generated during the Group’s production operations. Currently the Group’s operations fully comply with all applicable Chinese environmental protection laws and regulations. However, the Chinese government may further enforce stricter environmental standards, and the Group cannot assure that the central or local governments will not issue more regulations or enforce stricter regulations which may cause the Group to incur additional expenses on environmental protection measures.

(v)	Changes in the monetary policy and fluctuations in the value of Renminbi may have an adverse impact on the Group’s business and operating results.

The exchange rate of the Renminbi against the US Dollar and other foreign currencies may fluctuate and is subject to alterations due to changes on the Chinese political and economic situations. In July 2005, the PRC government overhauled its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar fluctuates daily. In addition, the Chinese government has been under international pressure to further ease its exchange rate policy, and may as a result further change its currency policy. A small portion of our cash and cash equivalents are denominated in foreign currencies, including the US dollar. Any increase in the value of Renminbi against other currencies, including the US dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. On the other hand, most of our revenue is denominated in Renminbi, but a major part of our procurement of crude oil, certain equipment and certain debt repayments are denominated in foreign currencies. Any devaluation of Renminbi in the future will increase our costs and jeopardize profitability. Any devaluation of Renminbi may also have an adverse impact on the value of dividends payable in foreign currencies by the Group for H shares and ADR.

(vi)	Connected transactions may have an adverse impact on the Group’s business and economic efficiency.

The Group will, from time to time, continue to conduct transactions with the Group’s controlling shareholder Sinopec Corp. and Sinopec Corp.’s controlling shareholder Sinopec Group as well as their connected parties (subsidiaries or associates). These connected transactions include the provision of the following services by such connected parties to the Group: raw materials purchases, agency sale of petrochemical products, construction, installation and engineering design services, petrochemical products industry insurance services and financial services; and the sale of petroleum and petrochemical products by the Group to Sinopec Corp. and its connected parties. These connected transactions and services conducted by the Group are carried out under normal commercial terms and in accordance with the relevant agreements. However, if Sinopec Corp. and Sinopec Group refuse to conduct such transactions or revise the agreements between the Group and itself in a manner unfavorable to the Group, the Group’s business and business efficiency will be adversely impacted. Furthermore, Sinopec Corp. has an interest in certain sectors that are directly or indirectly competing with or which may compete with the Group’s business. Since Sinopec Corp. is the controlling shareholder of the Group and its own interests may conflict with those of the Group, it may act for its own benefit regardless of the Group’s interests.

(vii)	Risks associated with control by the substantial shareholder

Sinopec Corp., the controlling shareholder of the Company, owns approximately 5,459 million shares of the Company, which represents 50.44% of the total number of shares of the Company and gives it an absolute controlling position. Sinopec Corp. may, by using its controlling position, exercise influence over the Group’s production operations, fund allocations, appointment or removal of senior staff and so forth, thereby adversely affecting the Group’s production operations as well as minority shareholders’ interests.

5.8	Non-fundraising projects

In 2022, the capital expenditures of the Group amounted to RMB3,452 million, representing a decrease of 2.29% as compared with RMB3,533 million in 2021. Major projects include the following:

Major project	Total amount of project investment RMB’000	Amount of project investment during the Reporting Period RMB’000	Project progress as at 31 December 2022
Shanghai Jinshan Baling New Material Co., Ltd.	400,000	200,000	Paid in RMB200 million
Sinopec Shanghai 24000 T/A precursor fiber and 12000 T/A 48K large tow carbon fiber project	3,489,638	1,099,999	Under construction
100 ton high performance carbon fiber test plant	566,183	326,739	Under construction
Improvement transformation project of clean water and sewage separation of Sinopec Shanghai	155,293	80,000	Under construction
Third circuit 220kV incoming power line project of Sinopec Shanghai	507,120	75,000	Under construction
The compliance transformation project plus the hidden danger rectification project of the control system in the control room of 1#, 2#, 3#, 4# refining combined unit of oil refining department	97,689	70,000	Interim delivery
Compliance transformation project of control room of the synthetic resin department (the former plastics department)	121,991	60,000	Under construction
Compliance transformation project of energy consumption of 2xCC100 Turbine (No.5 and No.6) for coal power units	93,260	53,000	Put into operation

Note:	In addition to the major capital expenditure items disclosed in the above table, the total capital expenditure of other projects of the Company is RMB1,487 million.

The Group’s capital expenditures for 2023 are estimated at approximately RMB3,700 million.

5.9	Plan for profit distribution of ordinary shares or capital reserve capitalization

5.9.1	Cash dividend policy and its formulation, implementation or adjustment

In 2016, the Company made amendments to its cash dividend policy in the Articles of Association. The proposed amendments to the Articles of Association and its appendices were considered and approved at the annual general meeting of 2015 held on 15 June 2016. According to Article 206 of the Articles of Association:

1.

The Company should place emphasis on delivering reasonable return on investments to the investors. The Company shall pay due attention to the opinions of minority shareholders through various channels when allocating its profits. The profits distribution policy of the Company shall be consistent and stable, taking into account the long-term interests of the Company, the overall interests of all shareholders and the Company’s sustainable development.

2.

The Company may distribute dividends in the following forms: cash, shares or other forms permitted by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company’s shares are listed. The Company shall give priority to the distribution of dividends in cash. The Company may make interim dividends distribution.

3.

The Company shall distribute cash dividends when the parent company’s net profit and retained earnings, in separate financial statement, are positive and the Company has adequate cash inflows over the requirements of cash flows for its operation and sustainable development. The cash dividends per annum should not be less than thirty (30) percent of the net profit of the parent company in the current year.

4.

The Company may adjust its profits distribution policy referred to in sub-paragraphs 2 and 3 of this Article in case of war, natural disasters or other force majeure, or where changes to the external environment of the Company result in material impact on the production and operation of the Company, or where there are significant changes in the Company’s own operations or financial conditions, or where the Board considers it necessary. Independent directors shall issue independent opinions on the adjustment of the profits distribution policy whilst the Board shall discuss the rationality of such adjustment in detail and form a resolution which shall be submitted to shareholders’ meeting for approval by way of special resolution. The convening of the shareholders’ meeting shall comply with regulatory provisions in the place where the Company’s shares are listed.

5.

The management of the Company shall formulate the annual profits distribution plan and submit such plan to the Board for consideration. Independent directors shall issue independent opinions on such plan and the Board shall form a resolution which shall be submitted for approval by shareholders’ meeting. If the conditions for the distribution of cash dividends have been satisfied and the Company does not propose a cash dividends distribution plan or does not propose such plan in compliance with the sub-paragraph 3 of this Article, independent directors shall issue independent opinions whilst the Board shall give specific explanation regarding such arrangement and form a resolution which shall be submitted to shareholders’ meeting for approval and make relevant disclosures. The plan for half-yearly dividends distribution of the Company shall comply with Article 214 of the Articles of Association.

5.9.2	Plan for profit distribution or capitalization of capital reserves for the Reporting Period

In 2022, the net loss attributable to equity shareholders of the Company amounted to RMB2,872,072 thousand under CAS (net loss of RMB2,846,156 thousand under IFRS). The Board did not recommend distribution of annual dividends, and will not conduct capitalization of capital reserves.

5.9.3	Plan or scheme of dividends distribution of ordinary shares, plan or scheme of capitalization of capital reserves of the Company in the past three years (including the Reporting Period)

						Unit: RMB’000
Year of dividend payment	Amount of bonus shares for every 10 shares (share)	Amount of dividend for every 10 shares (RMB) (including tax)	Amount of capitalization for every 10 shares (share)	Amount of cash dividend distributed in other forms (such as share repurchase)	Total amount of cash dividend (including other forms) (including tax)	Net profit attributable to owners of the listed company in the consolidated statement for the year	Percentage of net profit attributable to equity shareholders of the listed company in the consolidated statement (%)
2022	0	0	0	25,688.59	25,688.59	-2,872,072	N/A
2021	0	1.0	0	0	1,082,381.35	2,000,506	54.11
2020	0	1.0	0	0	1,082,381.35	628,110	172.32

5.10	The Company’s disclosure on the fulfillment of its corporate social responsibility

5.10.1	Fulfillment of corporate social responsibility

For the Company’s performance of corporate social responsibility in 2022 and the Company’s 2022 ESG Report, please refer to the “2022 Environmental, Social and Governance Report of Sinopec Shanghai Petrochemical Company Limited” (“2022 ESG Report”) published by the Company on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

5.10.2	Environmental protection situation of key pollutant-discharging companies and their subsidiaries as announced by the Ministry of Environmental Protection

The Company is one of the polluting enterprises under Intensive Monitoring and Control by the State proclaimed by the Ministry of Environmental Protection. According to the Measures for Self-Monitoring and Information Disclosure of the Enterprises subject to Intensive Monitoring and Control by the State (Trial Implementation), the Company has disclosed to the public on the website of the Shanghai Municipal Bureau of Ecology and Environment about the sites of the pollution sources, the types and concentration of pollutants which are subject to intensive monitoring and control by the State.

The Company, as a manufacturing enterprise in the petrochemical industry, consistently places environmental protection as its priority. It has continually received ISO14001 Environmental Management System Certification. In January 2013, it obtained the certifications from the Shanghai Audit Center of Quality, including quality (GB/T19001: 2008), environment (GB/T24001: 2004) and occupational health and safety (GB/T28001: 2011). In December 2022, the Company was awarded the title “Sinopec Green Enterprise for 2022”; and continued to use the title “All-China Environmentally Friendly Enterprise” through the review of China’s environmentally friendly enterprises.

In 2022, the Company kept well prepared for the worst scenarios, enhanced its “red line” consciousness, practiced the HSE concept and system thinking, and implemented the HSE system. We kept in mind that “Out of limits equals to accidents and being punished is a disgrace” and strengthened source control. We implemented a “dual prevention mechanism” to prevent and address major security and environmental protection risks and improve the essential security and environmental protection level; in addition, we strove for excellence in HSE performance, and helped in achieving the vision of building a “domestic leading and world-class” energy, chemical and new materials company.

In 2022, the Company formulated the “Implementation Plan of SPC for Deepening the Battle Against Pollution Prevention and Control”, planned prevention and control of water pollution, air pollution, solid waste pollution, soil and groundwater pollution, noise pollution and radiation pollution, environmental risk prevention and control, ecological protection, environmental monitoring and other key tasks. The emissions of ammonia nitrogen, sulfur dioxide and nitrogen oxide decreased by 57.64%, 23.90%, 10.56%, respectively, and COD emissions increased by 7.19% year-on-year.

In 2022, the Company achieved a 100% comprehensive standard rate of effluents, a 99.99% standard rate of controlled exhaust gas discharge, and a 100% rate of proper disposal of hazardous waste.

The Company continued to progress the LDAR related work. In 2022, we tested a total of 2,902,476 sealing points of production units, detected 8,374 leak points and repaired 8,245 points, with a repair rate of 98.50%.

In 2022, we paid environmental tax totaling RMB11,416,500 to Jinshan District Tax Bureau.

5.10.3	Administrative penalties for environmental problems during the Reporting Period

In 2022, the Company received no administrative penalties for environmental problems.

5.10.4	Construction and operation of pollution prevention facilities

Main pollution facilities	Pollutant	Emission limits (mg/m3)	Actual in 2022 (mg/m3)	Reach (or not reach) the standard
Thermoelectric boiler	SO2	35	6.51	Reach
	NOX	50	16.61	Reach
	Particulate matter	10	0.89	Reach
2#sulfur	SO2	100	21.48	Reach
3#sulfur	SO2	100	1.33	Reach
4#sulfur	SO2	100	27.73	Reach
Catalytic cracking	SO2	50	4.06	Reach
	NOX	100	13.91	Reach
	Particulate matter	30	6.77	Reach
Process heating furnace	SO2	50	1.22	Reach
	NOX	100	36.30	Reach
	Particulate matter	20	1.17	Reach
Sewage treatment plant	COD mg/l	60	27.82	Reach
	Ammonia nitrogen mg/l	8	0.15	Reach

5.10.5	Environmental impact assessment and other environmental protection administrative licensing of construction projects

According to the requirements of laws and regulations such as the Environmental Impact Assessment Law, the Classified Management Directory of Environmental Impact Assessment of Construction Projects and the Implementation Specifications on Classified Management Directory of Environmental Impact Assessment of Construction Projects in Shanghai (2021), the Company implemented classification management in consideration of the impact of Company’s construction projects on the environment. The Company also strictly verified the implementation of environmental protection measures during different stages such as feasibility study, design, construction and confirmation of trial production conditions etc.

In 2022, seven projects, including the SPC Thermoplastic Elastomer Project, received EIA approval. Four projects, such as the project of hidden danger control and management in T-104 tank intrinsic safety and environmental protection in the Storage and Transportation Department, the project of T-763 and T-764 tanks renovation storage of ethyl coke in the Storage and Transportation Department, and the energy saving and improvement project of kerosene unit of No. 3 combined refinery unit in the Refining Department were completed and accepted.

In 2022, the Company completed the change of emission permit in August, October and December respectively.

5.10.6	Emergency response plan for emergent environmental incidents

In 2022, the Company organized the revision of the “Emergency Response Plan for Emergent Environmental Incidents” in accordance with Sinopec Group’s “Guidelines for the Preparation of Enterprise Emergency Plans for Environmental Emergencies” (for trial implementation), formulated annual drill plans, equipped emergency materials as needed, and organized regular environmental emergency drills to improve emergency response and disposal capabilities.

On 6 May 2022, the Company conducted the drill for leakage and fire emergency at reflux pump E-GA-406B seal of propylene distillation column in 2# olefin complex. The emergency plan applied the “On-site Emergency Plan for Leakage of Reflux Pump E-GA-406B of Propylene Distillation Column at Olefin Complex”, the “Comprehensive Emergency Response Plan of SPC”, the “Specific Emergency Plan for Fire and Explosion Accidents”, the “Specific Emergency Plan for Hazardous Chemicals (with major hazard sources) Accidents”, the “SPC’s Comprehensive Emergency Response Plan for Environmental Emergencies” and other emergency plans. The drill proved that the aforementioned emergency plans were sufficient and effective. The drill process meets the requirements.

On 7 December 2022, the Company conducted the “Emergency Response Drill for Leakage of SPC to SECCO Mutual Supply Pipeline”. This drill was based on the “Comprehensive Emergency Response Plan of SPC”, the “Specific Emergency Plan for Long-Distance Pipeline Leakage of SPC”, and the “SECCO Specific Emergency Plan for External Pipelines”. The incident handling procedure was rehearsed through a simulated pipeline leak under realistic scenarios, combining with the experience and achievements of the desktop drill, so as to improve the decision making and execution ability of relevant personnel to deal with emergencies quickly, which prove that the above-mentioned emergency plans are sufficient and effective.

5.10.7	Environmental self-monitoring programme

According to the environmental monitoring plan for 2022 formulated by the Company, the environmental monitoring station basically organized to complete a number of daily monitoring tasks such as clearing water, atmospheric environment, exhaust gas, and noise.

In 2022, a total of 20,857 water quality monitoring data was collected, including 1,713 outsourced projects; a total of 6,234 air and exhaust gas monitoring data was collected, including 5,465 outsourced projects; and a total of 404 noise monitoring data was collected.

5.10.8	Measures and effects taken to reduce carbon emissions during the Reporting Period

Whether to take carbon reduction measures

Emission reduction of CO2 equivalent (in tons)

Type of carbon reduction measures (such as using clean energy to generate electricity, using carbon reduction technologies in the production process, developing and producing new products that help reduce carbon emissions, etc.)

Yes 108,433 1 Photovoltaic power generation of 480,000 kWh, reducing carbon emissions from purchased electricity by 273 tons.
2 Conducting biomass fuel-blended combustion and coupled power generation to achieve the number of biomass fuel and carbon dioxide emission reduction over “double 10,000 tons”.

3   In 2022, we formulated 82 actions for energy conservation and carbon reduction, including energy efficiency improvement projects and energy saving measures, so as to have a grasp of energy conservation and carbon reduction. In 2022, a total of 57 actions was completed, which saved 36,600 tons of standard coal and reduced about 95,000 tons of carbon dioxide equivalent.

5.10.9	Consolidate and expand the poverty alleviation and rural revitalization

Poverty alleviation and rural revitalization projects	Quantity/content	Explanation
Total investment (RMB10 thousand)	125.55	—
Number of beneficiaries (people)	1,754	—
Forms of assistance (e.g. poverty alleviation by developing industries, poverty alleviation through increasing employment, poverty alleviation through education, etc.)	Education promotion	—

§ 6	MAJOR ITEMS AND OTHERS

6.1	Continuing connected transactions under chapter 14A of the Hong Kong Listing Rules

The Board of Directors of the Company considered and approved on 10 November 2022 the entering into a new Mutual Product Supply and Sales Services Framework Agreement and a new Comprehensive Services Framework Agreement between the Company and Sinopec Group and Sinopec Corp., which are valid for three years until 31 December 2025; and the Financial Services Framework Agreement signed with Sinopec Group is valid for one year until 31 December 2023. The Company has disclosed three agreements and the continuing connected transactions thereunder in the announcement dated 10 November 2022, and considered and approved the new Mutual Product Supply and Sales Services Framework Agreement, the new Comprehensive Services Framework Agreement and the continuing connected transactions thereunder, as well as the annual caps for the years 2023 to 2025 at the third extraordinary general meeting of the Company in 2022.

The Company entered into a storage service agreement with Sinopec Commercial Reserve Co., Ltd., a wholly-owned subsidiary of Sinopec Group, the actual controller of the Company, and its subsidiary Baishawan branch (“Baishawan branch”) on 31 December 2020. Accordingly, Baishawan branch provides storage services to the Company, with the service period from 1 January 2021 to 31 December 2023, and the maximum annual storage service fee is RMB114 million (including value-added tax). For details, please refer to the announcements of the Company on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange dated 8 December 2020.

The table below sets out the transaction amounts of the Company’s continuing connected transactions with Sinopec Corp. and Sinopec Group during the Reporting Period:

				Unit: RMB’000
Type of connected transaction	Connected person	Annual cap for 2022	Transaction amount during the Reporting Period	Percentage of the transaction amount of the same type of transaction (%)
Mutual Product Supply and Sales Services Framework Agreement
Purchases of raw materials	Sinopec Group, Sinopec Corp. and their associates	78,591,000	58,502,366	80.89%
Sales of petroleum products and petrochemicals	Sinopec Group, Sinopec Corp. and their associates	71,274,000	51,288,425	67.66%
Property leasing	Sinopec Group, Sinopec Corp. and their associates	37,000	33,866	45.06%
Agency sales of petrochemical products	Sinopec Corp. and its associates	169,000	90,341	100.00%
Comprehensive Services Framework Agreement
Construction, installation and engineering design services	Sinopec Group, Sinopec Corp. and their associates	1,074,000	812,516	48.79%
Petrochemical industry insurance services	Sinopec Group and its associates	130,000	109,597	100.00%
Financial services	Associate of Sinopec Group (Sinopec Finance)	200,000	2,917	0.54%
Storage services agreement
Storage services	Associate of Sinopec Group (Baishawan Branch)	114,000	114,000	83.28%

The prices of continuing connected transactions between the Company and Sinopec Group, Sinopec Corp. and their associates are based on: 1) national pricing; or 2) national guidance price; or 3) the market price is determined by both parties through negotiation, and the conclusion of the connected transaction agreement is based on the needs of the Company’s production and operation. Therefore, the above continuing connected transactions do not have a significant impact on the independence of the Company.

The independent non-executive director of the Company has reviewed the continuing connected transactions of the Group and confirmed that: The above continuing connected transactions have been entered into: 1) in the ordinary and usual course of business of the Company; 2) on normal commercial terms or better; 3) according to the agreement governing them on terms that are fair and reasonable and in the interests of the shareholders as a whole; and 4) have not exceeded the annual cap.

KPMG, the Company’s overseas auditor, has carried out the test work on the continuing connected transactions of the company during the reporting period in accordance with the Hong Kong assurance business Standards No. 3000 “assurance business other than the audit or review of historical financial information” issued by the Hong Kong Institute of certified public accountants and with reference to the “auditor’s letter on Continuing Connected Transactions described in the Hong Kong Listing Rules” No. 740 of the practice notes. The auditor has complied with Rule 14A.56 of the Hong Kong Listing Rules and provide a confirmation letter on the disclosure of continuing connected transactions.

Connected transactions under Chapter 14A of the Hong Kong Listing Rules

On 15 June 2022, Shanghai Petrochemical Investment Development Company Limited (“Shanghai Petrochemical Investment”), a wholly-owned subsidiary of the Company, entered into the Forward Equity Transfer Agreement and the Entrusted Operation Management Agreement with Sinopec Capital Co., Ltd. (“Sinopec Capital”). According to the transaction arrangements, Sinopec Capital will entrust Shanghai Petrochemical Investment to exercise its management and operation rights in Langfang Feize Composites Technology Limited (“Target Company”) on its behalf. On the basis of this, Shanghai Petrochemical Investment proposes to acquire 49.91% equity interests of the Target Company held by Sinopec Capital (“Target Equity Interests”) within 19 months from the next day after the completion of Sinopec Capital’s investment in the Target Company. The consideration of the Target Equity Interests will be determined based on the appraised value of the Target Equity Interests and confirmed by way of a supplementary agreement to be entered between Sinopec Capital and Shanghai Petrochemical Investment then. The transaction will help develop the Company’s product market and increase profitability after the 12,000 tons/year 48K large tow carbon fiber project is put into production, and can create better conditions for the development of the hydrogen energy industry. Sinopec Capital is a subsidiary of Sinopec Group, the controlling shareholder of the Company. Thus, Sinopec Capital is a connected person of the Company. Related announcements were published on the official websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange on 24 March 2022 and 23 March 2022, respectively.

The Company entered into the Technology Development Contract with Sinopec Corp. on 15 December 2022, according to which Sinopec Corp. entrusted the Company to research and develop the 100 ton level high-performance carbon fiber related devices. The total consideration of the Technology Development Contract is RMB 44,400,000, and Sinopec Corp. will pay RMB5,010,000 and RMB39,390,000 in 2022 and 2023 respectively. Sinopec Corp. is the controlling shareholder of the Company and is therefore a connected person of the Company. Related announcements were published on the official websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange on 20 December 2022 and 19 December 2022, respectively.

The connected transactions between the Group and Sinopec Group, Sinopec Corp. and their associates as disclosed in Note 32 to the financial statements prepared under IFRS in the 2022 annual report of the Company constituted connected transactions under Chapter 14A of the Hong Kong Listing Rules. The relevant connected transactions have been disclosed in accordance with Chapter 14A of the Hong Kong Listing Rules.

6.2	Compliance of corporate governance code

The Company has applied the principles set out in part 2 of the Corporate Governance Code.

In the opinion of the Directors, throughout the Reporting Period, the Company has complied with all applicable code provisions set out in the Corporate Governance Code.

In the opinion of the Directors, throughout the Reporting Period, the Company has complied with all the reporting principles and the “comply or explain” provisions set out in the Environmental, Social and Governance Reporting Guide, details of which are set out in the Company’s “2022 ESG Report”.

6.3	Compliance of Model Code for Securities Transactions

The Company has adopted and implemented the Model Code for Securities Transactions to regulate securities transactions of the Directors and Supervisors. After making specific enquiries with all the Directors and Supervisors, the Company obtained written confirmations from each Director and Supervisor that they have fully complied with the Model Code for Securities Transactions during the Reporting Period.

The Model Code for Securities Transactions is also applicable to the senior management of the Company who are in possession of unpublished inside information of the Company. No incident of non-compliance of the Model Code for Securities Transaction by the senior management was noted by the Company.

6.4	Purchase, sale and redemption of the Company’s securities

On 22 June 2022, SPC’s 2021 Annual General Meeting, the Second A Shareholders Class Meeting for 2022 and the Second H Shareholders Class Meeting for 2022 considered and approved the “Proposal to the Shareholders at the General Meeting to Authorize the Board of Directors to Repurchase the Domestic Shares and/or Overseas listed Foreign Shares of the Company”, authorizing the Board of Directors to repurchase not more than 10% of the issued H shares of the Company. During the Reporting Period, the Company repurchased a total of 24,528,000 H shares from the Hong Kong Stock Exchange for a consideration of RMB25,689,000, all of which were cancelled on 17 February 2023. For details, please refer to the relevant announcements on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company. The Board considers that the H share buyback has increased the net asset value per share and/or earnings per share of the Company, which is beneficial to the Company and its shareholders. The monthly report of share repurchases are as follows:

	Number of	Highest Price	Lowest Price	Aggregate	Aggregate
Month/Year	Shares Purchased	Paid Per Share HK$	Paid Per Share HK$	price paid HK$000	price paid RMB’000
October 2022	4,956,000	1.10	1.03	5,316	4,883
November 2022	15,866,000	1.26	1.04	17,741	16,299
December 2022	3,706,000	1.39	1.25	4,905	4,507

	24,528,000			27,962	25,689

6.5	Audit Committee

The audit committee of the Company has reviewed with the management the accounting principles and standards adopted by the Company, discussed matters regarding auditing, risk management, internal control and financial reporting, and reviewed the financial statements of the Company for the year ended 31 December 2022.

7.1	Financial statements prepared under CAS

Consolidated balance sheet

As at 31 December 2022

	31 Dec 2022 RMB’000	31 Dec 2021 RMB’000
Assets
Current assets
Cash at bank and on hand	3,998,332	12,498,617
Derivative financial assets	—	81,405
Accounts receivable	2,512,362	1,169,405
Receivables under financing	582,354	1,072,690
Prepayments	67,008	60,577
Other receivables	190,579	108,728
Inventories	7,294,060	5,923,525
Other current assets	1,121,187	17,329

Total current assets	15,765,882	20,932,276

Non-current assets
Long-term equity investments	3,594,393	4,188,888
Investments in other equity instruments	5,000	5,000
Investment properties	336,863	352,188
Fixed assets	12,195,527	11,328,065
Construction in progress	3,748,461	3,293,177
Right-of-use assets	16,085	4,879
Intangible assets	372,640	392,608
Long-term deferred expenses	776,480	775,963
Deferred tax assets	991,850	184,143
Other noncurrent assets	3,439,559	5,581,435

Total non-current assets	25,476,858	26,106,346

Total assets	41,242,740	47,038,622

	31 Dec 2022 RMB’000	31 Dec 2021 RMB’000
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	1,550,000	1,540,000
Derivative financial liabilities	—	23,804
Bills payable	40,951	830,006
Accounts payable	9,144,554	5,888,879
Contract liabilities	383,246	430,882
Employee benefits payable	317,891	260,096
Taxes payable	889,856	4,070,663
Other payables	1,618,352	1,287,064
Non-current liabilities due within one year	8,738	23,029
Other current liabilities	44,750	1,441,320

Total current liabilities	13,998,338	15,795,743

Non-current liabilities
Long-term loans	700,000	700,000
Lease liabilities	7,513	1,384
Deferred income	134,608	112,720
Deferred tax liabilities	30,895	33,344

Total non-current liabilities	873,016	847,448

Total liabilities	14,871,354	16,643,191

Shareholders’ equity
Share capital	10,823,814	10,823,814
Capital reserve	610,327	610,327
Less: Treasury stock	25,689	–
Other comprehensive income	(806)	59,425
Specific reserve	240,418	216,512
Surplus reserve	6,672,639	6,672,639
Retained earnings	7,923,002	11,877,455

	31 Dec 2022 RMB’000	31 Dec 2021 RMB’000
Liabilities and shareholders’ equity
Total equity attributable to equity shareholders of the company	26,243,705	30,260,172

Non-controlling interests	127,681	135,259

Total Shareholders’ Equity	26,371,386	30,395,431

Total liabilities and shareholders’ equity	41,242,740	47,038,622

These financial statements have been approved by the Board on 22 March 2023.

Consolidated Income Statement

For the year ended 31 December 2022

	Year ended 31 December
	2022	2021
Items	RMB’000	RMB’000
1. Operating income	82,518,315	89,280,415
Less: Operating costs	73,518,024	71,675,646
Taxes and surcharges	9,788,593	13,309,688
Selling and distribution expenses	282,841	362,334
General and administrative expenses	1,795,867	1,842,087
Research and development expenses	130,516	94,295
Finance income	(459,437)	(406,799)
Including: Interest expenses	98,502	94,186
Interest income	541,830	508,755
Add: Other income	30,320	35,231
Investment (loss)/income	(191,800)	967,380
Including: (Loss)/income from investment in associates and joint ventures	(183,616)	864,285
(Losses)/gains from changes in fair value	(8,987)	8,987
Provision of credit impairment losses	(5,366)	(1,355)
Asset impairment losses	(811,529)	(766,897)
(Losses)/gains from asset disposals	(1,231)	79,085

2. Operating (loss)/profit	(3,526,682)	2,725,595

Add: Non-operating income	21,826	27,783
Less: Non-operating expenses	94,714	105,217
3. Total (loss)/profit	(3,599,570)	2,648,161

Less: Income tax (benefit)/expense	(731,354)	644,480
4. Net (loss)/profit	(2,868,216)	2,003,681

(1) Net profit classified by continuity of operations:
1. Net (loss)/profit from continuing operations	(2,868,216)	2,003,681
2. Net profit from discontinued operations	—	—
(2) Net (loss)/profit classified by ownership:
1. Shareholders of the Company	(2,872,072)	2,000,506
2. Non-controlling interests	3,856	3,175

	Year ended 31 December
	2022	2021
Items	RMB’000	RMB’000
5. Other comprehensive income, net of tax	177,748	141,798

(1) Other comprehensive income (net of tax) attributable to shareholders of the Company	177,748	141,798

Items that may be reclassified to profit or loss	177,748	141,798
a. Other comprehensive income recognised under equity method	(23,771)	16,639
b. Cash flow hedge reserve	201,519	125,159

(2) Other comprehensive income (net of tax) attributable to non-controlling interests	—	—

6. Total comprehensive income	(2,690,468)	2,145,479

(1) Attributable to shareholders of the Company	(2,694,324)	2,142,304
(2) Attributable to non-controlling interests	3,856	3,175

7. (Losses)/earnings per share
(1) Basic (losses)/earnings per share (RMB Yuan)	(0.265)	0.185

(2) Diluted (losses)/earnings per share (RMB Yuan)	(0.265)	0.185

These financial statements have been approved by the Board on 22 March 2023.

7.2	Financial statements prepared under IFRS

Consolidated statement of profit or loss

For the year ended 31 December 2022

	Year ended 31 December
	2022	2021
	RMB’000	RMB’000
Revenue	82,443,156	89,198,492
Taxes and surcharges	(9,788,593)	(13,309,688)

Net Sales	72,654,563	75,888,804
Cost of sales	(76,265,940)	(74,298,048)

Gross (loss)/profit	(3,611,377)	1,590,756

Selling and administrative expenses	(288,701)	(368,243)
Provision of impairment losses on financial assets	(5,366)	(1,355)
Other operating income	110,641	125,305
Other operating expenses	(25,775)	(44,712)
Other (losses)/gains–net	(22,788)	130,481

(Loss)/profit from operations	(3,843,366)	1,432,232

Finance income	541,830	508,755
Finance expenses	(98,502)	(94,186)

Financial income-net	443,328	414,569

	Year ended 31 December
	2022	2021
	RMB’000	RMB’000
Share of net (losses)/profit of associates and joint ventures accounted for using the equity method	(173,616)	874,285

(Loss)/profit before taxation	(3,573,654)	2,721,086
Income tax benefits/(expenses)	731,354	(644,480)

(Loss)/profit for the year	(2,842,300)	2,076,606

(Loss)/profit attributable to:
– Equity shareholders of the Company	(2,846,156)	2,073,431
– Non-controlling interests	3,856	3,175

(Loss)/profit for the year	(2,842,300)	2,076,606

(Losses)/earnings per share attributable to equity shareholders of the Company for the year (expressed in RMB per share)
Basic (losses)/earnings per share	RMB(0.263)	RMB0.192

Diluted (losses)/earnings per share	RMB(0.263)	RMB0.192

Consolidated statement of profit or loss and other comprehensive income

For the year ended 31 December 2022

	Year ended 31 December
	2022	2021
	RMB’000	RMB’000
(Loss)/profit for the year	(2,842,300)	2,076,606
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Share of other comprehensive income of associates accounted for using the equity method	(23,771)	16,639
Cash flow hedges: net movement in hedging reserve	201,519	125,159
Other comprehensive income for the year, net of tax	177,748	141,798

Total comprehensive income for the year	(2,664,552)	2,218,404

Attributable to:
– Equity shareholders of the Company	(2,668,408)	2,215,229
– Non-controlling interests	3,856	3,175

Total comprehensive income for the year	(2,664,552)	2,218,404

Consolidated statement of financial position

As at 31 December 2022

	As at 31 December
	2022	2021
	RMB’000	RMB’000
Assets
Non-current assets
Property, plant and equipment	12,179,504	11,310,032
Right-of-use assets	379,805	385,643
Investment properties	336,863	352,188
Construction in progress	3,748,461	3,293,177
Investments accounted for using the equity method	3,504,393	4,088,888
Financial assets at fair value through other comprehensive income	5,000	5,000
Time deposits with banks	3,389,559	5,581,435
Deferred tax assets	991,850	184,143
Other non-current assets	835,400	787,807

	25,370,835	25,988,313

Current assets
Inventories	7,294,060	5,923,525
Financial assets at fair value through other comprehensive income	582,354	1,047,690
Derivative financial instruments	–	81,405
Trade receivables	69,351	77,425
Other receivables	107,507	47,597
Prepayments	17,832	30,364
Value added tax recoverable	1,057,463	13,322
Amounts due from related parties	2,638,983	1,212,331
Cash and cash equivalents	889,413	5,112,010
Time deposits with banks	3,108,919	7,386,607

	15,765,882	20,932,276

Total assets	41,136,717	46,920,589

	As at 31 December
	2022	2021
	RMB’000	RMB’000
Equity and liabilities
Equity attributable to equity shareholders of the Company
Share capital	10,823,814	10,823,814
Reserves	15,403,868	19,418,325

	26,227,682	30,242,139
Non-controlling interests	127,681	135,259

Total equity	26,355,363	30,377,398

Liabilities
Non-current liabilities
Borrowings	700,000	700,000
Lease liabilities	7,513	1,384
Deferred tax liabilities	30,895	33,344
Deferred income	44,608	12,720

	783,016	747,448

Current liabilities
Borrowings	1,550,000	1,559,800
Lease liabilities	8,738	3,229
Derivative financial instruments	–	23,804
Contract liabilities	372,760	424,607
Trade and other payables	2,926,534	3,095,694
Amounts due to related parties	7,887,809	6,304,816
Current tax liabilities	931,852	3,865,231
Staff salaries and welfares payable	317,891	260,096
Income tax payable	2,754	258,466

	13,998,338	15,795,743

Total liabilities	14,781,354	16,543,191

Total equity and liabilities	41,136,717	46,920,589

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2021

1	CHANGES IN ACCOUNTING POLICIES

(a)	New and amended standards adopted by the Group

The Group has applied the following amendments to IFRSs issued by the IASB to these financial statements for the current accounting period:

•	Amendments to IAS 16, Property, plant and equipment: Proceeds before intended use

•	Amendments to IAS 37, Provisions, contingent liabilities and contingent assets: Onerous contracts – cost of fulfilling a contract

•	Amendments to IFRSs, Annual Improvements to IFRS Standards 2018-2020

•	Amendments to IFRS 3, Reference to the Conceptual Framework

None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented. The group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

2	FINANCE INCOME AND EXPENSES

	2022	2021
	RMB’000	RMB’000
Interest income from time deposits with maturity more than 3 months	410,652	424,696
Interest income from time deposits with maturity less than 3 months	124,468	71,402
Others	6,710	12,657

Finance income	541,830	508,755

Interest and finance charges paid/payable for lease liabilities and financial liabilities not at fair value through profit or loss	(122,638)	(106,827)
Less: interest expense capitalized into construction in progress	24,136	12,641

Finance expenses	(98,502)	(94,186)

Finance income – net	443,328	414,569

3	EXPENSE BY NATURE

	2022	2021
	RMB’000	RMB’000
Cost of raw materials	55,997,717	54,457,558
Cost of trading products	11,910,488	10,929,127
Employee benefit expenses	3,545,720	3,456,765
Depreciation and amortization:
Property, plant and equipment	1,494,176	1,621,459
Investment properties	15,323	15,325
Other non-current assets	270,881	294,617
Right-of-use assets	32,918	34,307
Repairs and maintenance expenses	1,513,812	1,587,955
Changes of work in progress and finished goods	(78,255)	(235,402)
Transportation costs	193,144	238,405
Inventory write-down	525,269	150,883
External processing fee	192,288	213,691
Commission expense	90,341	110,552
Impairment loss of property, plant and equipment	286,260	587,622
Impairment loss of investments accounted for using equity method	—	28,392
Auditors’ remuneration – audit services	6,837	6,837
Auditors’ remuneration - non-audit services	129	129
Expenses relating to short-term leases	14,774	6,938

4	INCOME TAX BENEFITS/(EXPENSES)

	2022	2021
	RMB’000	RMB’000
Current income tax	(66,649)	(590,668)
Deferred taxation	798,003	(53,812)

Income tax benefits/(expenses)	731,354	(644,480)

A reconciliation of the expected income tax calculated at the applicable tax rate and profit before taxation, with the actual income tax is as follows:

	2022	2021
	RMB’000	RMB’000
(Loss)/profit before income tax	(3,573,654)	2,721,086
Expected PRC income tax at the statutory tax rate of 25%	893,414	(680,272)
Tax effect of share of net (losses)/profits of investments accounted for using the equity method	(46,787)	214,750
Tax effect of other non-taxable income	9,890	10,782
Tax effect of additional deductions for R&D expenses	17,779	12,168
Tax effect of non-deductible loss, expenses and costs	(67,330)	(185,945)
True up for final settlement of enterprise income taxes in respect of previous years	(54,017)	—
Tax losses for which no deferred income tax asset was recognized	(24,948)	(21,225)
Utilization of previously unrecognized tax losses	3,353	157
Tax effect of additional deduction for purchasing environmental protection equipment	—	12,446
Derecognition of previously recognized tax losses	—	(7,341)

Actual income tax benefits/(expenses)	731,354	(644,480)

The provision for PRC income tax is calculated at the rate of 25% (2021: 25%) on the estimated taxable income of the year ended 31 December 2022 determined in accordance with relevant income tax rules and regulations. The Group did not carry out business overseas and therefore does not incur overseas income taxes.

5	(LOSSESS)/EARNINGS PER SHARE

(a)	Basic (losses)/earnings per share

Basic (losses)/earnings per share is calculated by dividing the (loss)/profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares in issue during the year.

	2022	2021
	RMB’000	RMB’000
Net (loss)/profit attributable to equity shareholders of the Company	(2,846,156)	2,073,431
Weighted average number of ordinary shares in issue (thousand of shares)	10,819,622	10,823,814

Basic (losses)/earnings per share (RMB per share)	RMB(0.263)	RMB0.192

Weighted average number of ordinary shares

	2022	2021
	RMB’000	RMB’000
Issued ordinary shares at 1 January	10,823,814	10,823,814
Effect of shares repurchased	(4,192)	—

Weighted average number of ordinary shares at 31 December	10,819,622	10,823,814

(b)	Diluted (losses)/earnings per share

There were no dilutive potential ordinary shares for the years ended 31 December 2022 and 2021, therefore diluted (losses)/earnings per share is the same as basic earnings per share.

6	LEASES

(a)	Amounts recognized in the consolidated statement of financial position

The consolidated statement of financial position shows the following amounts relating to leases:

	As at 31 December
	2022	2021
	RMB’000	RMB’000
Right-of-use assets
Land use rights	363,720	380,764
Buildings	14,540	3,288
Equipment	373	625
Others	1,172	966

	379,805	385,643

Lease liabilities
Current	8,738	3,229
Non-current	7,513	1,384

	16,251	4,613

For the year ended 31 December 2022, additions to the right-of-use assets were RMB27,275 thousand (2021: RMB9,534 thousand).

At 31 December 2022, the lease liabilities were repayable as follows:

2022
RMB’000
Within 1 year	8,738
Over 1 year but within 2 years	6,945
Over 2 years but within 5 years	568

16,251

(b)	Amounts recognized in the consolidated statement of profit or loss

The consolidated statement of profit or loss shows the following amounts relating to leases:

	2022	2021
	RMB’000	RMB’000
Depreciation charge of right-of-use assets
Land use rights	(17,044)	(17,044)
Buildings	(14,089)	(15,677)
Equipment	(547)	(399)
Others	(1,238)	(1,187)

	(32,918)	(34,307)

Interest expense (included in Finance expenses)	(1,039)	(537)
Expense relating to short-term leases (included in Cost of sales)	(14,774)	(6,938)

The total cash outflow for leases in 2022 was RMB27,843 thousand (2021: RMB24,482 thousand).

7	DIVIDEND

(a)	Dividends payable to equity shareholders of the Company attributable to the year:

	2022	2021
	RMB’000	RMB’000
No Final dividend proposed after the end of the reporting period (2021: RMB0.10 per ordinary share)	—	1,082,381

The final dividend proposed after the end of the reporting period has not been recognized as a liability at the end of the reporting period.

(b)	Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year

	2022	2021
	RMB’000	RMB’000
Final dividend in respect of the previous financial year, approved and paid during the year, of RMB0.10 per share (2021: RMB0.10)	1,082,381	1,082,381

8	TRADE AND OTHER RECEIVABLES

	As at 31 December
	2022	2021
	RMB’000	RMB’000
Trade receivables	72,110	79,413
Less: loss allowance	(2,759)	(1,988)

	69,351	77,425
Amounts due from related parties excluded prepayments and bills receivable (*)	2,583,289	1,153,111
Less: loss allowance (*)	(2,802)	—

Total trade receivables	2,649,838	1,230,536

Other receivables	109,440	47,737
Less: loss allowance	(1,933)	(140)

	107,507	47,597

Financial assets measured at amortized cost	2,757,345	1,278,133
Amounts due from related parties – prepayments (*)	58,496	34,220
Amounts due from related parties – bills receivables (*)	—	25,000

	2,815,841	1,337,353

Amounts due from related parties (summary of *)	2,638,983	1,212,331

All of the trade and other receivables are expected to be recovered or recognized as expense within one year.

Amounts due from related parties mainly represent trade-related balances, unsecured in nature and bear no interest.

The aging analysis based on invoice date of trade receivables and amounts due from related parties excluded prepayments and bills receivable (net of allowance for doubtful debts) is as follows:

	As at 31 December
	2022	2021
	RMB’000	RMB’000
Within one year	2,649,673	1,230,360
Over one year but within two years	165	27
Over two years	—	149

	2,649,838	1,230,536

Movements in the loss allowance account in respect of trade and other receivables during the period is as follows:

	As at 31 December
	2022	2021
	RMB’000	RMB’000
Balance at 1 January	2,128	773
Impairment losses recognized during the year	5,366	1,355

Balance at 31 December	7,494	2,128

As at 31 December 2022 and 31 December 2021, no trade receivable was pledged as collateral.

Sale to third parties is generally on cash basis or on letter of credit. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

9	BORROWINGS

	As at 31 December
	2022	2021
	RMB’000	RMB’000
Credit loans due within one year
– Short term bank loans	1,550,000	1,559,800
Credit loans due over one year but within three years
– Long-term borrowing from a related party	700,000	700,000
	2,250,000	2,259,800

(a) The analysis of the repayment schedule of borrowings are as follows:

	2022	2021
	RMB’000	RMB’000
Within 1 year or on demand	1,550,000	1,559,800
Over one year but within two years	700,000	—
Over two years but within three years	—	700,000

	2,250,000	2,259,800

The weighted average interest rate for the Group’s short-term bank loan was 2.35% as at 31 December 2022 (31 December 2021: 2.74%). The interest rate of the Group’s long-term borrowings was 1.08% as at 31 December 2022 (31 December 2021: 1.08%).

As at 31 December 2022 and 31 December 2021, no borrowings were secured by property, plant and equipment.

10	TRADE AND OTHER PAYABLES

	As at 31 December
	2022	2021
	RMB’000	RMB’000
Trade payables	1,818,453	1,527,706
Bills payables	24,951	562,593
Amounts due to related parties exclude advances received (*)	7,877,323	4,910,255

	9,720,727	7,000,554

Dividends payable	31,631	30,577
Construction payable	831,422	487,283
Accrued expenses	143,299	400,391
Other liabilities	76,778	87,144

	1,083,130	1,005,395

Financial liabilities measured at amortized cost	10,803,857	8,005,949
Amounts due to related parties – advances received (*)	10,486	6,275
Amounts due to related parties – measured at fair value through profit or loss (FVPL) (*) (note i)	—	1,388,286
	10,814,343	9,400,510
Total amount due to related parties (summary of *)	7,887,809	6,304,816

All trade and other payables (including amounts due to related parties) are expected to be settled or recognized as income within one year or are repayable on demand.

(i) Amounts due to related parties – measured at FVPL represents the obligation that the Company needs to return the crude oil to its related party with maturity of less than 1 year, which is measured at fair value through profit or loss.

As at 31 December 2022 and 31 December 2021, all trade and other payables of the Group were non-interest bearing, and their fair value, approximated their carrying amounts due to their short maturities.

Majority of amount due to related parties were trade payable for purchasing crude oil from related parties.

As at 31 December 2022 and 31 December 2021, the ageing analysis of the trade payables (including amounts due to related parties of trading in nature) and bills payable based on invoice date were as follows:

	As at 31 December
	2022	2021
	RMB’000	RMB’000
Within one year	9,708,441	6,990,653
Over one year but within two years	2,524	9,527
Over two years	9,762	374

	9,720,727	7,000,554

11	SEGMENT INFORMATION AND REVENUE

11.1	Segment Information

2022	Petroleum products RMB’000	Intermediate petrochemicals RMB’000	Resins and plastics RMB’000	Synthetic fibres RMB’000	Trading of petrochemical products RMB’000	Others RMB’000	Total RMB’000
Total segment revenue	62,729,318	26,112,700	7,416,830	413,981	12,938,663	1,641,243	111,252,735
Inter segment revenue	(11,575,451)	(15,536,795)	(71,778)	(98)	(922,077)	(703,380)	(28,809,579)

Revenue from external customers	51,153,867	10,575,905	7,345,052	413,883	12,016,586	937,863	82,443,156

Timing of revenue recognition
– At a point in time	51,153,867	10,575,905	7,345,052	413,883	11,917,827	937,863	82,344,397
– Over time	—	—	—	—	98,759	—	98,759

	51,153,867	10,575,905	7,345,052	413,883	12,016,586	937,863	82,443,156

Segment result – profit/(loss) from operations	972	(1,456,647)	(1,252,524)	(1,015,255)	12,838	(132,750)	(3,843,366)

2021	Petroleum products RMB’000	Intermediate petrochemicals RMB’000	Resins and plastics RMB’000	Synthetic fibres RMB’000	Trading of petrochemical products RMB’000	Others RMB’000	Total RMB’000
Total segment revenue	65,528,687	26,454,844	10,176,285	1,381,443	12,972,922	1,625,705	118,139,886
Inter segment revenue	(10,454,529)	(15,619,770)	(170,255)	(445)	(1,912,789)	(783,606)	(28,941,394)

Revenue from external customers	55,074,158	10,835,074	10,006,030	1,380,998	11,060,133	842,099	89,198,492

Timing of revenue recognition
– At a point in time	55,074,158	10,835,074	10,006,030	1,380,998	11,020,323	842,099	89,158,682
– Over time	—	—	—	—	39,810	—	39,810

	55,074,158	10,835,074	10,006,030	1,380,998	11,060,133	842,099	89,198,492

Segment result – profit/ (loss) from operations	2,967,030	(635,155)	52,215	(854,077)	43,729	(141,510)	1,432,232

	2022	2021
	RMB’000	RMB’000
Segment result-(loss)/profit from operations
Petroleum products	972	2,967,030
Intermediate petrochemicals	(1,456,647)	(635,155)
Resins and plastics	(1,252,524)	52,215
Synthetic fibres	(1,015,255)	(854,077)
Trading of petrochemical products	12,838	43,729
Others	(132,750)	(141,510)

(Loss)/profit from operations	(3,843,366)	1,432,232

Finance income – net	443,328	414,569
Share of net (losses)/profits of investments accounted for using the equity method	(173,616)	874,285

(Loss)/profit before taxation	(3,573,654)	2,721,086

11.2	REVENUE

The Group’s revenue from external customers is substantially all within Mainland China in 2022 and 2021. As at 31 December 2022 and 31 December 2021, assets are also substantially all within Mainland China.

Revenue of approximate RMB52,190,120 thousand (2021:RMB59,766,489 thousand) are derived from a single customer. These revenues are attributable to the petroleum products and others segments.

12	RECONCILIATION BETWEEN FINANCIAL STATEMENTS PREPARED UNDER CAS AND IFRS

The Company is listed on the Stoke Exchange of Hong Kong. The Group prepared financial statements under International Financial Reporting Standards (“IFRS”) which has been audited by KPMG. There are reconciliation items in the consolidated financial report prepared under CAS and IFRS, the reconciliation items and the amount are listed as follows:

	Net (losses)/profit		Net assets
			31 December	31 December
	2022	2021	2022	2021
Under CAS	(2,868,216)	2,003,681	26,371,386	30,395,431
Adjustments under IFRS
Government grants (a)	2,010	2,010	(16,023)	(18,033)
Safety production Costs (b)	23,906	70,915	—	—
Others	—	—	—	—

Under IFRS	(2,842,300)	2,076,606	26,355,363	30,377,398

Notes in relation to the reconciliation items:

(a)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(b)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognised in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited Liu Gang
Joint Company Secretary

Shanghai, the PRC, 22 March 2023

As at the date of this announcement, the executive directors of the Company are Wan Tao, Guan Zemin, Du Jun and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Peng Kun; and the independent non-executive directors of the Company are Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song.